SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB-A2

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        PURSUANT TO SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                 OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC

  Nevada                                                              88-0403762
(Jurisdiction  of  Incorporation)        (I.R.S.  Employer  Identification  No.)


24843  Del  Prado,  Suite  326,  Dana  Point  CA                           92629
(Address of principal executive offices)                              (Zip Code)


Registrant's  telephone  number,  including  area  code:         (949)  249-1765


The  following  Securities are to be registered pursuant to Section 12(g) of the
Act:


                           Common Voting Equity Stock

                                   14,810,000

                                  June 28, 2000

     The EXHIBIT INDEX is located at page 44 of this Registration Statement

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                          UNNUMBERED ITEM: INTRODUCTION
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          This  registration  statement is voluntarily filed pursuant to Section
12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for quotation on the Over-the-Counter Bulletin Board, often called OTCBB . This Registrant's common stock is not presently quoted on any exchange at the present time. The requirements of the OTCBB are that the financial statements and information about the Registrant be reported periodically to the Commission and be and become information that the public can access easily. This Registrant wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this Registrant will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the Registrant.

     While we have no present intention of doing so, it is possible that we may become the subject of a Reverse Acquisition at some undetermined future time. A reverse acquisition is the acquisition of a private ( Target ) company by a public company, by which the private company's shareholders acquire control of the public company. We have not determined to pursue a reverse acquisition transaction, although we disclose that possibility, nor have we identified any acquisition target. In the event that such a transaction is determined to be pursued, we cannot project what the intentions of such an unidentified target might be, for engaging in a reverse acquisition. We can evaluate what be believe are the general advantages and disadvantages for such a target, in considering a reverse acquisition. First, a reverse acquisition does not register any shares of stock for sale or for resale. It is not a substitute for a 1933 Act Registration of shares for sale or resale. Shares which may be issued by us, in connection with such an acquisition would be restricted securities and would not be freely tradable except in compliance with the holding periods and other provisions of Rule 144. We believe that the advantage to such a target company, in choosing a reverse acquisition with a public company would be its quotablility, so that a market price for its shares might be determinable, and so that when, after such an acquisition, the new resulting company may engage in capital formation, its prospective investors might obtain market quotes to assist them in making investment decisions. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target company or business, if such a transaction were determined to be pursued by us, would be associated with some private placements and/or limited offerings of common stock for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure and reliance on the businesses and assets to be acquired, and not upon our the present condition.


                        ITEM 1.  DESCRIPTION OF BUSINESS.

 (A)  BUSINESS  DEVELOPMENT.

      (1) FORM AND YEAR OF ORGANIZATION. This Corporation Oasis Entertainment's Fourth Movie Project, Inc. is the Registrant. We will refer it as "we", "us" and "our" unless the context otherwise requires. We were duly incorporated in Nevada on April 9, 1998. We have on file with the Securities and Exchange Commission an Amended Form 1-A/Regulation A Offering Statement (File No. 24-3948) under the Securities Act of 1933, as amended. In that Offering Statement our business was described to be the production of low-budget films for theatrical, cable and video release.

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As  a practical matter, we are required to register our common stock pursuant to
12(g) of the 1934 Act, and to pursue continued acceptance for quotation on the OTCBB. There are no lock-up or shareholder pooling agreements between or among our shareholders. All shares are owned and controlled independently by the persons to whom they are issued. We have no Internet address.

     FOUNDERS SHARES: On April 9, 1998, 5,000,000 shares of common stock were issued to each of the Registrant's two founders and recorded at predecessor cost of $-0-.

     FURTHER ISSUANCES: On September 30, 1998, 1,500,000 shares of common stock were issued and on April 20, 1999, 3,310,000 shares of common stock were issued at $0.10 per share for a total of $481,000 pursuant to an exemption from registration in an offering made in reliance upon the exemption provided by Regulation A of the Securities Act of 1933 to a total of 41 accredited investors. The total shares placed pursuant to Reg A, at $0.10 per share was 4,810,000.

Issuance:. . . .  Original
                  Issuances
Reference Number  Forward Split
----------------------------------------------
Exemption. . . .
1 to 1,000
1-  4(2)             10,000,000
2- Reg. A. . . .      1,500,000
3- Reg. A. . . .      3,310,000
Totals . . . . .     14,821,000
----------------------------------------------

      (2) BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING. None from inception to date.

 (B) BUSINESS OF THE ISSUER. Pursuant to our original business plan, we produced one full-length movie entitled "The Blood Game" intended for adult video and cable release. Its subject matter is adventure, and it contains nudity and violence. It was completed in November of 1999. The movie was produced for a cost of $174,360. This cost was expensed in full when incurred due to the uncertainty of the recoverability of the investment. We continue to hope to recover these costs by eventual marketing of this motion picture. We have as yet been unsuccessful in our efforts to sell or distribute this movie. While we have not abandoned our intention to market our production, there are no assurances that we will be able to sell or distribute this movie. If we are unsuccessful in these efforts, or if there is only limited distribution of the movie, then all or a part of the production cost may be lost.

BLOOD GAME. The subject of the movie is an erotic action thriller based upon a man's struggle to rescue a woman from a gang of weekend warriors and winds up having to rescue himself. The movie was completed in November 1999. The distribution efforts began in late December 1999 when over sixty preview copies were sent to distributors accepting this type of genre. The distribution consisted of media packets containing copies of the film and trailer, a one sheet on the movie and stars, and a personalized letter to the individual distributors. The media packets were received on or around January 10, 2000. There were two responses that proposed purchasing and/or distributing options, Troma Films and Victory Multimedia. These negotiations are currently in progress, however, they have been slow and unassuring of a profitable distribution and/ or purchase agreement.

     Due to the distribution problems encountered with the "Blood Game" and due to recent changes in the entertainment industry regarding the technological demands of producing, the Officers and Directors of Registrant have reviewed and analyzed the current business plan of "producing low budget movies." The

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business analysis concluded that the current business plan projected diminishing returns and great margins of risk. The technology in the movie industry was changing so rapidly that the cost for production may exceed gross revenue for "made-for-cable and video features." The industry trade publications predicted that the following two years would see an emergence of the major movie studios into the smaller markets such as "made-for-cable and video features," independent films, and Internet programming due to the changes in market demands for content, medium and genre. The Registrant also lacks the capital resources presently to fund multiple productions in one period, which is a growing necessity to compete in the industry. Accordingly, we may seek additional funding from our existing shareholders or the public, to attempt further production, but we have not determined whether such a course is in the best interests of our shareholders.

INFOMERCIALS. Meanwhile, an opportunity to produce and finance direct response television programs arose. An emerging "Direct Response" company, Reliant Interactive Media Corp. ("Reliant") approached the Registrant to finance and co-produce direct-response television and electronic retailing programs. Reliant is a full reporting public company trading under the symbol "RIMC" on the OTCBB. After extensive due diligence, we concluded that the potential for profit and growth in this new opportunity is attractive. We have accordingly expanded the scope of our business to include and emphasize direct-response retailing production. We have begun by entering into a contract with Reliant for financing and co-producing three (3) direct-response television programs.

     In the Agreement between Reliant and Registrant, dated March 24, 1999, we provided $250,000 to Reliant for production of three infomercials. In consideration of this financing, we received 250,000 shares of common stock of Reliant and royalties equal to 2% of the adjusted gross revenues defined as sales less returns, shipping and handling charges, received by Reliant up to a maximum of $625,000. Thereafter, the royalty will be reduced to 1%. To date, no royalties have been paid to Registrant under this Agreement. The first of the three projects did not test well and was abandoned. The second was aired but was not well received by the purchasing public. The remaining project tested more favorably and may yet generate royalty revenues. It is airing currently.

     Our active participation in Reliant's Infomercials was limited to financing, some artistic and technical consulting, and some production assistance for the "Natural Hair project.


     In a separate transaction we made a loan of $300,000 to Reliant. The note included interest at 10% per annum. As of December 31, 1999, principal and accrued interest owing to us stood at $116,906.

      As additional consideration for this loan and forbearance as to prompt repayment, Reliant issued us an additional 5,000 shares of its common stock.

     Reliant has notified Registrant that no additional financing is required from Registrant, at the present time. We continue to correspond with Reliant with a view to participation in future project as may become attractive for our investment. Accordingly, the status of our relationship with Reliant is as follows: (1) we are a shareholder of Reliant; (2) we have a loan partially unpaid owing to us from Reliant; (3) we may become entitled to receive royalty payments from the third project covered by our investment.

     As a result of the foregoing transactions, we own 4% of the common stock of Reliant.

REVERSE ACQUISITION CONTINGENCY. We have not abandoned our business plan to achieve profitable distribution of Blood Game, nor our interest in further participation in direct media advertising. We recognize, however, the contingency that our present business activities may fail to achieve the profitability for our shareholders to which we are committed. Accordingly, a mature and sober analysis of our present business and assets requires us to recognize the possibility of such failure, and the contingency that we would be

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required,  in  such  a  case,  to  pursue  the  acquisition  of other profitable businesses or assets, by some form of business combination. The most likely form of such a combination would be by a reverse acquisition transaction. Accordingly, the following additional disclosure is presented as to the nature of such a contingency.

     In the event that we determine to pursue a Reverse Acquisition transaction, we would most likely proceed as follows. We would most likely spin-off our assets to our shareholders, that is create a new wholly-owned subsidiary, place our existing assets into that subsidiary and then distribute the ownership of that subsidiary to our existing shareholders in proportion to their then existing share ownership. We would likely issue a news release indicating our interest in reverse acquisition target candidates. We would not travel or engage in extensive or expensive advertising, but would wait for responses and proposals to others. We would engage in no capital formation activities in connection with such a transaction. While it is foreseeable that a Target acquisition program may involve fund raising, such fund raising would not be conducted by our present management, but rather would concern the acquisition target and its management.

     Due to circumstances unique to this Registrant, it is not in a position to consider any specific proposal for the use of our corporation in reverse merger transactions, for the reason that it is not now qualified for quotation on the OTC Bulletin Board. Management has determined that it must so qualify itself by this 1934 Act Registration of its common stock, as a class, pursuant to 12(g) of the Securities Act of 1934, before it can present itself as a viable competitor in the reverse acquisition arena.

     LIMITED SCOPE AND NUMBER OF POSSIBLE ACQUISITIONS: We have indicated that we may attempt to develop future movie projects, and may seek additional funding from our shareholders. We have considered the possibility that we may pursue a reverse acquisition, if we determine that such a course would best serve our existing shareholder. Accordingly, the possibility of a reverse acquisition is a contingency, and the following disclosure is provided about such an eventuality, should it occur.

     We would not intend to restrict our consideration to any particular business or industry segment, and we may consider, among others, finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or high-technology. Of course, because of our limited resources, the scope and number of suitable candidate business ventures available will be limited accordingly, and most likely we will not be able to participate in more than a single reverse business acquisition venture, should we pursue that course. Accordingly, we anticipate that we would not be able to diversify, but may be limited to one merger or acquisition because of limited financing. This lack of diversification will not permit us to offset potential losses from one business opportunity against profits from another. To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific firm may not necessarily be indicative of the potential for the future because of the necessity to substantially shift a marketing approach, expand operations, change product emphasis, change or substantially augment management, or make other changes. We would be dependent upon the management of a business opportunity to identify such problems and to implement, or be primarily responsible for the implementation of, required changes. Because we may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that we might, in such a case, incur further risk due to the failure of the target's management to have proven its abilities or effectiveness, or the failure to establish a market for the target's products or services, or the failure to prove or predict profitability.

     In the event that we determine to pursue a Reverse Acquisition transaction, we would most likely proceed as follows. We would most likely spin-off our assets to our shareholders, that is create a new wholly-owned subsidiary, place our existing assets into that subsidiary and then distribute the ownership of

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that  subsidiary  to  our  existing  shareholders  in  proportion  to their then existing share ownership. We would likely issue a news release indicating our interest in reverse acquisition target candidates. We would not travel or engage in extensive or expensive advertising, but would wait for responses and proposals to others. We would engage in no capital formation activities in connection with such a transaction. While it is foreseeable that a Target acquisition program may involve fund raising, such fund raising would not be conducted by our present management, but rather would concern the acquisition target and its management.

     PROBABLE INDUSTRY SEGMENTS FOR ACQUISITION. While the Company would not rule out its consideration to any particular business or industry segment, Management would focus its principal interest in evaluating development stage companies in the electronic commerce, high-technology, communication technologies, information services and Internet industry segments. It is nevertheless possible that an outstanding opportunity may develop in other industry segments, such as finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or other high-technology areas.

     REPORTING UNDER THE 1934 ACT. Following the effectiveness of this 1934 Act Registration of the common stock of this Registrant, certain periodic reporting requirements will be applicable. First and foremost, a 1934 Registrant is required to file an Annual Report on Form 10-K or 10-KSB, 90 days following the end of its fiscal year. The key element of such annual filing is Audited Financial Statement prepared in accordance with standards established by the Commission. A 1934 Act Registrant also reports on the share ownership of affiliates and 5% owners, initially, currently and annually. In addition to the annual reporting, a Registrant is required to file quarterly reports on Form 10-Q or 10-QSB, containing audited or un-audited financial statements, and reporting other material events. Some events are deemed material enough to require the filing of a Current Report on Form 8-K. Any events may be reported currently, but some events, like changes or disagreements with auditors, resignation of directors, major acquisitions and other changes require aggressive current reporting. All reports are filed and become public information. The practical effects of the foregoing requirements on the criteria for selection of a target company are two-fold: first, the target must have audited or auditable financial statements, and the target must complete an audit for filing promptly upon the consummation of any acquisition; and, second, that the target management must be ready, willing and able to carry forth those reporting requirements or face de-listing from the OTCBB, if listed, and delinquency and possible liability for failure to report.

     INCENTIVE TO ACQUISITION TARGET. The principal incentive to a target company to be acquired by us in a reverse acquisition (and in effect to acquire control of our corporation) would exist only when and if we complete our 1934 Act Registration of our common stock and thus become a public reporting company qualified for quotation on the OTCBB. Such a target company would not have to wait to achieve its ability to file reports as provided in the 1934 Act, but could immediately report its combination with us. This ability to file public reports and to be a reporting company is a precondition to qualification for quotation on the OTCBB

     TRANSACTIONS WITH MANAGEMENT. There is no that we would acquire a target business or company, in a reverse acquisition, in which our present management or principal shareholder, or affiliates, have an ownership interest. Consideration has been given to corporate policy in this regard, and it has been determined not to permit any transaction in other than an arm's length acquisition of business assets owned and controlled by unrelated third party interests. The basis for this policy is two fold: first, that related party transactions are unnecessary in the judgment of management and involve risks not necessary to invite; and second that related party transactions do not offer the potential profitability for shareholders, that management believes exists presently in the market place for public issuers amenable to reverse merger transactions. The policy described in this paragraph has not been the subject of any formal or binding adoption by our corporation and is the stated intention of management. While it is possible that some variation from this policy might occur, and a transaction might be considered with parties having some relationship to us, on terms no less favorable to our shareholders, than a

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similar transaction with totally unrelated third parties, such a variation would only occur with full disclosure to all shareholders, and only in the overwhelming best interests of all shareholders and with shareholder approval.

     The policy under discussion involves the contingency of a reverse acquisition with change of control of our company. It does not relate to direct acquisitions or investments by us, without a change of control. For example, our investment and our relationship with Reliant Interactive Media is not a transaction covered by this informal policy. There is no limitation in present corporate policy upon direct investment in any profitable opportunity, other than our corporate responsibility to act in the best interests of our shareholders.

     There is no present possibility of any business combination with Reliant in the event we may elect to pursue a reverse acquisition. Reliant has expressed no interest in acquiring us, and we have nothing to offer Reliant as an incentive to be acquired by us. Reliant is already a full reporting company with extensive revenues and assets.

     FINDERS FEE FOR MANAGEMENT. No finder's fees will be payable to Management in connection with any foreseeable reverse acquisition. Management is identified with the principal shareholder. The Principal Shareholder's remaining share ownership following any reverse acquisition, and the Principal Shareholder might be expected to sell its controlling interest for consideration from the acquiring shareholders of the acquisition target. Depending on the quality of the target company, the principal shareholder may sell all, some, or none of the control block, as matters for arm's length deal making, when it comes to that stage. Additionally, the Principal Shareholder is the Principal Consultant and provides, has provided and may provide corporate services to the Registrant, billable hourly in an established and customary manner. No finder's fees, commissions or other bonuses to Management, Principal Shareholder, or affiliates, for securing or in connection with any acquisition, will be paid or payable, as a matter of both current economic conditions and corporate policy. Management has determined that in its view of the current market for such transactions, such fees or bonuses are not justifiable. While this policy is intended to refer to the contingent eventuality of a reverse acquisition, with attendant change of control, in any case, management does not take finders fees for doing its corporate responsibility for management of the affairs of our corporation. Accordingly no finders fees were paid or are payable or will be payable to management of this corporation, in connection with our direct investment in Reliant or any other corporate opportunity. It is the view of management that such fees would not be ethical or proper, and the benefit of any such transactions should be shared proportionally with our shareholders. For example, the transactions described with Reliant involved no finder's fees to management, but was entirely a corporate opportunity and treated as such.

     CONSULTANTS. We have only a single consultant, namely Intrepid International Ltd., a Nevada Corporation. Our three Officers and Directors are affiliates of Intrepid. Information about Intrepid is found in Item 7, of this
Part I. Our three Officers and Directors are affiliates of Intrepid. Information about our Officers and Directors is found in Items 4 and 5 of this Part I. Intrepid is a corporate service provider. It provides us with management services, by which its affiliates serve as our management and various corporate services including coordination of our auditing, and its counsel provides us with services as our special securities counsel for the preparation of this filing, and other securities related matters. Intrepid bills us monthly for its management and other services, on a time-fee basis. Intrepid is also a shareholder of our common stock. In the event we should pursue a reverse acquisition at some future time, Intrepid, and its affiliates would not receive any compensation in connection with such an acquisition, other than its normal time-fees for services performed. In such a case, Intrepid would enjoy such benefits of ownership of its common stock as might result from such an acquisition. Our Agreement with Intrepid is provided as Exhibit 10.1.hereto.

     No other consultants are presently engaged nor are there any plans to retain any consultants currently or for the foreseeable future. It is, of course, conceivable that should a target business be acquired, one or more

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consultants  may  be  sought  out  by  the  management  of  the acquired entity, following a change of control. As of this time, there is no basis upon which Management could base anything more than mere speculation as to what manner of consultant, what criteria for seeking or selecting consultants, or what term of service any such consultant might require; for the reason that all such consideration would be matters before the Management of the Registrant only if the reverse acquisition contingency might arise, and after a change of control which would result from a reverse acquisition.

     LOAN FINANCING NOT ANTICIPATED. There are no foreseeable circumstances under which loan financing will be sought or needed during Registrant's present development stage. This statement should not be deemed to preclude additional investment or funding by our existing shareholders.

     DEPENDENCE ON MANAGEMENT. This Company is required to rely on Management's skill, experience and judgment, both in regard to extreme selectivity, and in any final decision to pursue any particular business venture, as well as the form of any business combination, should agreement be reached at some point to acquire or combine. Please see Item 2 of this Part, Managements Discussion and Analysis or Plan of Operation, and also Item 7 of this Part, Certain Relationships and Related Transactions.

COMPETITIVE BUSINESS CONDITIONS. Other better-capitalized firms are engaged in the search for acquisitions or business combinations which firms may be able to offer more and may be more attractive to acquisition candidates. We became a candidate for reverse acquisition transactions only this past October. Management, in evaluating market conditions and unsolicited proposals, has formed the estimate that the selection of a business combination is probable within the next twelve months. There is no compelling reason why we should be preferred over other reverse-acquisition public corporation candidates. It has no significant pool of cash it can offer and no capital formation incentive for its selection. It has a limited shareholder base insufficient for acquisition target wishing to proceed for application to NASDAQ. In comparison to other public shell companies we are unimpressive, in the judgment of management, and totally lacking in unique features which would make it more attractive or competitive than other public shell companies . While management believes that the competition of other public shell companies is intense and growing, it has no basis on which to quantify its impression. There can be no assurance that we would prove competitively attractive to the kinds of transactions we seek. Please See the Item 2 of this part, Management Discussion and Analysis, for more information and disclosure.

NUMBER OF TOTAL EMPLOYEES AND FULL-TIME EMPLOYEES. We have three officers who devote an insubstantial amount of time to our affairs who serve without compensation. They are officers and affiliates of our principal shareholder.

YEAR 2000 COMPLIANCE. We have encountered no year 2000 compliance issues or problems. Item 2. MD&A SB 303

       ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

 (A) PLAN OF OPERATION NEXT TWELVE MONTHS. Management and its Principal Shareholder are of the opinion that presently high technology, telecommunication and internet projects, some new start-up, some with significant research and development in progress, are in the market for reverse acquisition candidates. This Registrant is not, however, in a position to search or evaluate any such opportunities. It will not do so, until its 1934 Act Registration of its common stock is effective and clear of comments by the Staff of the Commission, and until and unless it achieves quote-ability on the OTCBB. It has not been and is not believed to be necessary for this Registrant to advertise, or for management to travel in search of candidates. It is likely that management might travel in connection with a candidate it intends to select and with which it intends to enter into a committed relationship, at such time as it begins its search.
Extensive due diligence and evaluation of proposals is made by the principal shareholder in connection with its own business, and perforce for the benefit of this Registrant.

      (1) CASH REQUIREMENTS AND OF NEED FOR ADDITIONAL FUNDS, TWELVE MONTHS. This Company has no immediate or foreseeable need for additional funding, from sources outside of its circle of shareholders, and their consultants, during the next twelve months. The expenses of its audit, legal and professional requirements, including expenses in connection with this 1934 Act Registration of its common stock, have been and continue to be advanced by its management and principal shareholder. Management believes that no significant cash or funds will be required for its Management to evaluate possible transactions, at such time as it begins its search. The Registrant enjoys the non-exclusive use of office, telecommunication and incidental supplies of stationary, provided by its Officers and Attorneys, who are related to its sole Consultant. These Officers, Directors, and Attorneys of these issuer are substantially the same as those of its sole consultant, such that its maintenance expenses are minimal and manageable during this period and for the foreseeable future.

     In the event, consistent with the expectations of management, that no combination is made within the next twelve months, this Registrant may be forced to deal with minimal costs involved in maintenance of corporate franchise and filing reports as may be required, when and if this 1934 Act registration is effective. Should this become necessary, the maximum amount of such advances is estimated not to exceed $20,000. These expenses would involve legal and auditing expenses. The Consultant and Counsel have agreed, informally, to defer compensation, pending acquisition. It is possible that any advances may be settled by compensation in common stock. Should further auditing be required, such services by the Independent Auditor may not be the subject of deferred compensation, or compensation in stock.

     The Registrant has no present business or business plan other than to seek a profitable business combination, most likely in a reverse acquisition or similar transaction. Accordingly, its plan is to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders. The Registrant will be concentrating on selecting a business combination candidate, when its 1934 Act Registration is effect and complete. No current fund raising programs are being conducted or contemplated before merger, acquisition or combination is announced, and then any such capital formation would be offered to investors based upon the assets and businesses to be acquired, and not on this Registrant in its present condition, without businesses, revenues, or income producing assets.

     It is unlikely that this Registrant can attract capital before it identifies an acquisition target. It is likely that this Registrant can attract capital when it has done so, based upon the attractiveness of businesses and assets to be acquire.

     This Registrant does not anticipate any contingency upon which it would voluntarily cease filing reports with the SEC, even though it may cease to be required to do so. It is in the compelling interest of this Registrant to report its affairs quarterly, annually and currently, as the case may be, generally to provides accessible public information to interested parties, and also specifically to maintain its qualification for the OTCBB, if and when the Registrant's intended applicable for submission be effective.

      (2)  SUMMARY  OF  PRODUCT  RESEARCH  AND  DEVELOPMENT.  None.

      (3)  EXPECTED  PURCHASE  OR SALE OF PLANT AND SIGNIFICANT EQUIPMENT. None.

      (4)  EXPECTED  SIGNIFICANT  CHANGE  IN  THE  NUMBER  OF  EMPLOYEES.  None.


 (B)  DISCUSSION  AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      (1) OPERATIONS AND RESULTS FOR THE PAST TWO FISCAL YEARS. We have had no revenues from operations to date, other than limited interest income. We have incurred general and administrative and interest expenses during these period.

     SELECTED  FINANCIAL  INFORMATION

                                  Six Months                  Fiscal Years
                            3/31/00         3/31/99       9/30/99      9/30/98
------------------------------------------------------------------------------
Total Assets . . . . .  $       490   $       3,151   $   258,151   $  150,000
Revenues . . . . . . .            0               0             0            0
Operating Expenses . .       25,852         142,113       214,396            0
Interest Income. . . .            0           1,300        24,885            0
Interest (Expense) . .            0               0        (4,628)           0
Net Earnings or (Loss)      (25,852)       (140,813)     (194,139)           0
Per Share Earnings . .        (0.00)          (0.01)        (0.01)           0
  or (Loss)
Average Common Shares
                         14,810,000      11,655,234    13,347,233    1,054,171
  Outstanding

     FISCAL YEARS. Our corporation was organized April 9, 1998. Our first fiscal year ended September 30, 1998, without operations or activity. Our operations began in October of 1998.

     OPERATING  EXPENSES

                                  Six Months          Fiscal Years
                             3/31/00       3/31/99  9/30/99  9/30/98
--------------------------------------------------------------------
Production/Post-. . . .  $     4,949       142,003  174,360        0
Production Expenses
Accounting. . . . . . .        4,963             0        0        0
Legal and Professional.            0             0   30,837        0
Travel. . . . . . . . .       15,940             0    9,199        0
Misc:Bank/Transfer fees            0           110        0        0
Total Expenses. . . . .       25,852       142,113  214,396        0


     SEPTEMBER 30, 1999. During our first fiscal year we focused our efforts primarily on the production of "Blood Game", as described in Item 1 of this Part
I. During the period from November 1998 to April 1999, we paid substantially all of the costs of production.

     In March of 1999 we began our relationship with Reliant Interactive Media, as described in Item 1 of this Part I. As of September 30, 1999, we had a total of $161,782 in unsecured notes receivable from related parties. Three of the four notes (totaling $46,300) are non-interest bearing and have no specific payback terms. On March 24, 1999, we provided Reliant Interactive Media Corporation with funding of $250,000. We received 250,000 shares of Reliant (restricted) common stock. The investment has been recorded at cost of $250,000. We owned 4% of Reliant on March 24, 1999.

     On May 25, 1999, we loaned Reliant $100,000. As of September 30, 1999, Reliant had repaid the $100,000 with the agreed upon $3,000 interest increment. On May 25, 1999, also, we loaned Reliant an additional $200,000. As a part of that consideration we received an additional 5,000 shares of Reliant common stock. The investment has been recorded at a cost of $1.00 per share. As of September 30, 1999, the outstanding principal balance of this loan was $100,000, plus $15,482 in accrued interest.

     As of September 30, 1999, we had a total of $161,782 in notes receivable from related parties. All of these notes are unsecured. Three of the four notes (totaling $46,300) are non-interest bearing and have no specific payback terms. The second loan to Reliant accrues interest at 10% and had, as of September 30, 1999, an unpaid balance of $115,482.

     As of September 30, 1999, we had a total of $125,800 in notes payable to related parties. All of the notes are non-interest bearing and have no specific payback terms. All the notes are unsecured. A 10% interest rate has been imputed for these loans, which has been recorded as contributed capital in our financial statements.

     MARCH 31, 2000. The movie was completed in November 1999. The distribution efforts began in late December 1999 when over sixty preview copies were sent to distributors accepting this type of genre. The distribution consisted of media packets containing copies of the film and trailer, a poster on the movie and stars, and a personalized letter to the individual distributors. The media packets were received on or around January 10, 2000. There were two responses that proposed purchasing and/or distributing options, Troma Films and Victory Multimedia. These negotiations are currently in progress, however, they have been slow and unassuring of a profitable distribution and/ or purchase agreement.

     During the six months from September 30, 1999 through March 31, 2000, we incurred minor post-production, accounting, and travel expenses.

     SUBSEQUENT EVENTS. Following the six months ended March 31, 2000, we received a billing from Intrepid International, reflecting an amount unpaid and deferred expenses of $16,936, of which $8,912 are attorneys fees, and $8,051 are consulting fees and reimbursement for copying, printing, and freight.

     During the most recent six months reported above, our limited liquidity further decreased significantly.

     These expenses shown in the previous discussion are not of a continuing nature and are not believed by Management to be indicative or predictive of future periods.


      (2) FUTURE PROSPECTS. We continue to hope that Blood Game will be marketed. We continue to hope that Reliant's last of three infomercial projects will generate royalty revenues. There is no assurance that either of these hopes will materialize in the generation of significant revenues, or that the revenues if generated will result in the achievement of profitability for our shareholders.

     We have no present intention to abandon our business efforts. We are unable to predict whether or when we might consider it appropriate to participate in a business combination opportunity. In any case, we could not attract a partner before we can perfect the continued quotation of our common stock on the OTCBB by this 1934 Act Registration. Management does not consider a business combination probable, but discloses it as a foreseeable possibility.


 (C) REVERSE ACQUISITION CANDIDATE. We have indicated that we do not plan to engage in any business combination activity at this time. We have indicated that such a contingency is foreseeable if we are unable to establish revenues by our current efforts. Should such a contingency materialize, the acquisition of such an opportunity could and likely would result in some change in control of the Issuer at such time. This would likely take the form of a reverse acquisition. That would mean, in such a case, that we would likely acquire businesses and assets for stock in an amount that would effectively transfer control of this corporation to the acquisition target company or ownership group. It is called a reverse-acquisition because it would be an acquisition by this issuer in form, but would be an acquisition of this issuer in substance. Capital formation issues for the future of this Registrant would arise only when targeted business or assets have been identified. Until such time, this Registrant has no basis upon which to propose any substantial infusion of capital from sources outside of its circle of affiliates.

     Targeted acquisitions for stock may be accompanied by capital formation programs, involving knowledgeable investors associated with or contacted by the owners of a target company. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target company or business would be associated with some private placements and/or limited offerings of common stock of this Registrant for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure of and reliance on the businesses and assets to be acquired, and not upon the present or future condition of this Issuer without revenues or substantial assets.

                        ITEM 3.  DESCRIPTION OF PROPERTY.

     The Issuer has no property and enjoys the non-exclusive use of offices and telephone of its officers and attorneys.


    ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

 (A) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. These following 5% or more shareholders are unrelated to Management or to its sole consultant. Neither management, nor any affiliate of management, or of the consultant to management, has any interest in any of the following shareholders, nor do any of the following shareholders possess any interest or affiliation with either management or its consultant, except as disclosed in the Notes which follow Tables (a) and (b).

Beneficial Owners (more than 5%)    # Shares  % of Total
--------------------------------------------------------
5% Owners
498534 Alberta, Inc. (1) . . . .   1,000,000        6.75
5127 Pineridge
Peachland BC Canada V0H 1Y0
--------------------------------------------------------
Baycove Capital Corporation (2).   1,000,000        6.75
73 Front Street, 3rd Floor
Hamilton, Bermuda HM 12
--------------------------------------------------------
Intrepid International S.A. (3).   5,000,000       33.76
PO Box 8807
Panama 5, Panama
--------------------------------------------------------
Giovanni Trivella. . . . . . . .   5,000,000       33.76
Letzigraben 89
Zurich, Switzerland CH8040
--------------------------------------------------------
Total 5% Owners. . . . . . . . .  12,000,000       81.03
--------------------------------------------------------
Total Issued and Outstanding . .  14,810,000      100.00
--------------------------------------------------------

 (B) SECURITY OWNERSHIP OF MANAGEMENT. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant. The share ownership disclosed in Table (b) is attributed ownership. Please see Notes following Table (b).

Ownership of Management . . . . . . . . .  Attributed        %
Name and Address of . . . . . . . . . . .  Ownership
Beneficial Owner
--------------------------------------------------------------
Kirt W. James  President/Director . . . .   5,000,000    33.76
24843 Del Prado Suite 318
Dana Point CA 92629
--------------------------------------------------------------

                                       13

--------------------------------------------------------------
J. Dan Sifford Jr.  Treasurer . . . . . .   5,000,000    33.76
62 Bay Heights Drive
Miami, Florida 33133
--------------------------------------------------------------
Karl E. Rodriguez  Secretary. . . . . . .   5,000,000    33.76
24843 Del Prado Suite 318
Dana Point CA 92629
--------------------------------------------------------------
All Officers and Directors as a Group (3)   5,000,000     0.00
--------------------------------------------------------------
Total Shares Issued and Outstanding . . .  14,810,000   100.00
==============================================================

(1) Mr. Rob Taylor is individual with dispositive control of the shares of 498534 Alberta, Inc.

(2) Ms. Rene Poole is individual with dispositive control of the shares of Baycove Capital Corporation.

(3) The 5,000,000 Intrepid International shares disclosed in Table (a) are attributed to our Officers and Directors, as shown in Table (b) because our officers are affiliates of Intrepid, and their services are provided to us by Intrepid. For information about Intrepid please see Item 7, Relationships and Transactions. Mr. James and Mr. Sifford are the persons with dispositive control of the shares of Intrepid International S.A.


 (C) CHANGES IN CONTROL. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of the Issuer. The Issuer is searching for a profitable business opportunity. The Issuer is searching for a profitable business opportunity. The acquisition of such an opportunity could and likely would result in some change in control of the Issuer at such time. This would likely take the form of a reverse acquisition. That means that this issuer would likely acquire businesses and assets for stock in an amount that would effectively transfer control of this issuer to the acquisition target company or ownership group. It is called a reverse-acquisition because it would be an acquisition by this issuer in form, but would be an acquisition of this issuer in substance.


     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following persons are the Officers/Directors of Registrant, having served from inception of our corporation, to continue to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined.

 Executive Officers DIRECTOR'S NAME  AGE                   OFFICE/POSITION
-----------------------------------------------------------------------------
Kirt W. James . . . . . . . . . . .                    42  President/Director
24843 Del Prado, Suite 318
Dana Point CA 92629
-----------------------------------------------------------------------------
J. Dan Sifford. . . . . . . . . . .                    63  Treasurer/Director
62 Bay Heights Drive
Miami FL 33133
-----------------------------------------------------------------------------
Karl E. Rodriguez . . . . . . . . .                    52  General Counsel/
24843 Del Prado, Suite 313. . . . .  Corporate Secretary/
Dana Point CA 92629 . . . . . . . .  Director
-----------------------------------------------------------------------------

     Kirt W. James, President and Director, has a lifelong background in marketing and sales. From 1972 to 1987, Mr. James was responsible for sales and business administrative matters for Glade N. James Sales Co., Inc.; and from 1987 to 1990 Mr. James built retail markets for American International Medical Supply Co., a Public Company. In 1990 he formed and become President of HJS Financial Services, Inc., and is responsible for day to day business of the firm and consults Client's business and Product Development. During the past five years Mr. James has been involved in the valuation, sale and acquisition of numerous private businesses and planning for the entry of private corporations into the public market place for their securities.

     J. Dan Sifford, Jr., Treasurer, grew up in Coral Gables, Florida, where he attended Coral Gables High School and the University of Miami. After leaving the University of Miami, Mr. Sifford formed a wholesale consumer goods distribution company which operated throughout the southeastern United States and all of Latin America. In 1965, as an extension of the operations of the original company, he founded Indiasa Corporation (Indiasa), a Panamanian company which was involved in supply and financing arrangements with many of the Latin American Governments, in particular, their air forces and their national airlines. As customer requirements dictated, separate subsidiaries were established to handle specific activities. During each of the past five years he has served as President of Indiasa, which serves only as a holding company owning: 100% of Indiasa Aviation Corp. (a company which owns aircraft but has no operations); 100% of Overseas Aviation Corporation (a company which owns Air Carrier Certificates but has no operations); 50% of Robmar International, S.A. (a company operates a manufacturing plant in Argentina and Brazil, but in which Mr. Sifford holds no office). In addition to his general aviation experience, Mr. Sifford, an Airline Transport rated pilot, has twenty two years experience in the airline business, and is currently the President of Airline of the Virgin Islands, Ltd. a commuter passenger airline operating in the Caribbean, and has been its president continuously during each of the past five years.

     Mr. Sifford is not and has never been a broker-dealer. He has acted primarily as consultant, and in some cases has served as an interim officer and director of public companies in their development stage. The following disclosure identifies those public companies: Air Epicurean, Inc., All American Aircraft, Earth Industries, DP Charters, Inc., Ecklan Corporation, EditWorks, Ltd., Market., Market Formulation & Research, Inc., NetAir.com, Inc., NSJ Mortgage Capital Corporation, Inc., North American Security & Fire, Oasis 4th Movie Project, Professional Recovery Systems, Inc., Richmond Services, Inc., Telecommunications Technologies, Ltd., and World Staffing II, Inc.

     Of these last mentioned companies, he is currently serving in this Registrant, in DP Charters, in Ecklan Corporation, in Oasis 4th Movie Project, in Richmond Services, Inc, and in NetAir.com, Inc.

     Karl E. Rodriguez, Corporate Secretary, General Counsel and Director, received his Juris Doctor degree in 1972 from Louisiana State University Law School. He has practiced business and corporate law since 1972, emphasizing securities and entertainment matters, and has been self-employed in that capacity for the past five years. He has served as a director of Oasis
Entertainment's Fourth Movie Project, Inc., since April 1998. He is also a Director, Corporate Secretary, and General Counsel for Reliant Interactive Media Corp. During his law practice he has also been involved in a variety of dynamic business experiences. From 1975 to 1982, he was active in real estate development in the Baton Rouge, Louisiana area. From 1980 until 1985, he specialized in the sale of businesses and franchises as the owner and operator of VR Business Brokers. In 1986, he became the Project Manager for Bluffs Limited Partnership, where he structured the development of an Arnold Palmer Design Golf Course and in 1992, Mr. Rodriguez was the Managing Director for MedAmerica, LLC., medicine clinics for children. From 1993 through 1998, he was the Director, Corporate Secretary and General Counsel for Telco Communications, Inc., which is a long distance reseller company. From 1992 until 1996, he was the President of Healthcare Financial and Management Services, Inc., providing billing services to three Louisiana hospitals. Mr. Rodriguez is also corporate Secretary and General Counsel to Reliant Interactive Media Corp.

                        ITEM 6.  EXECUTIVE COMPENSATION.

     Our Officers devote a minimal amount of time to the affairs of this corporation and serve without direct compensation by us. Our Officers and Directors are provided by agreement with Intrepid International and we are billed on a time-fee basis for such services and time as are expended by them for us, payable to Intrepid. A previously adopted plan for officers to receive a percentage of the Registrant's net income has been rescinded.


            ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     We have indicated that the services of our officers and directors have been provided by Intrepid International, and that Intrepid is one of our principal shareholders and our sole consultant. There are two Intrepid entities, the Panama parent corporation and its wholly-owned United States operating subsidiary, incorporated in Nevada. Disclosure is now provided about the Intrepid entities.

INTREPID INTERNATIONAL, S.A. The officers and directors of Intrepid International, S. A. (Panama) are comprised of three individuals; Laurencio Jaen O., Teodoro F. Franco L. and Leopoldo Kennion G. All three of these individuals are Panamanian citizens and each serves as an officer and a director of Intrepid International, S. A. (Panama).

     Laurencio Jaen O., an original incorporator who has served as President and Director of the Company since its inception in 1984, resides in Panama City, Republic of Panama. He is, and has been for the past twenty five years, Vice President of Indiasa Corporation ("Indiasa"), a Panamanian corporation, which, through one of its subsidiaries, Robmar International, is involved in the manufacture and distribution of chemical products in Argentina and Brazil and which, through its former subsidiary Indiasa Aviation Corporation, was, for eight years ending in 1981, engaged in aviation consulting, the leasing, purchase and sale of aircraft, and the operation of a cargo airline, primarily in Latin America. Mr. Jaen was a founder of PAISA, Panama's international airline, served as president of the Colon Free Zone (the world s largest free trade zone), and as Director of Panama's Social Security Administration. He has also served as the President of the Panamanian Chamber of Commerce, and as a member of the Board of Presidential Advisors of the Republic of Panama.

     Teodoro F. Franco L., Secretary and a Director of the Company, has, for thirty years, been a specialist in maritime and aviation law. Mr. Franco is a partner in Franco and Franco, one of the most prestigious law firms in Panama with offices around the world. In addition to his law practice he has served as Panamanian Consul to Liverpool, England and for the past five years as Ambassador to Great Britain. The firm practices maritime, aviation and commercial law and currently is the legal firm for: IBERIA (the Spanish national airline), KLM (the Dutch national airline), VIASA (the Venezuelan national airline), Aeroflot (the Russian national airline) and various smaller Latin American national airlines as well as being the registered agents for thousands of ocean going ships around the world flying the Panamanian flag. Mr. Franco brings to the Company a wealth of international legal, commercial and diplomatic experience.

     Leopoldo Kennion G., Treasurer and a Director of the Company, is, and has for twenty years, been a Certified Public Accountant specializing in international accounting and is an associate in the law firm of Franco and Franco. Mr. Kennion practices maritime, aviation and commercial accounting serving the specialized needs of the transnational clients of Franco and Franco by providing an interface between them and their auditors.

     J. Dan Sifford, Jr., is the United States Managing Director for Intrepid International, S.A. (Panama). He is fluent in the Spanish Language. His biographical information is found below.

INTREPID INTERNATIONAL, LTD. The officers and directors of Intrepid International, Ltd. (Nevada) are comprised of two individuals; Kirt W. James, and J. Dan Sifford, Jr. They are both our officers and directors, and their biographies are found in Item 5 of this Part I.


                       ITEM 8.  DESCRIPTION OF SECURITIES.

THE REGISTRANT'S CAPITAL AUTHORIZED AND ISSUED. The Registrant is authorized to issue 100,000,000 shares of a single class of Common Voting Stock, of par value $0.001, of which 14,810,000 are issued and outstanding as of December 31, 1999.

COMMON STOCK. All shares of Common Stock when issued were fully paid for and nonassessable. Each holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of Common Stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding Common Stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities of the Registrant. The owners of a majority of the common stock may also take any action without prior notice or meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Common Stock, have been paid in full. All shares of Common Stock enjoy equal dividend rights. There are no provisions in the Articles of Incorporation or By-Laws which would delay, defer or prevent a change of control.

SECONDARY TRADING refers to the marketability to resell the securities of this Registrant in brokerage transactions, and that marketability is generally governed by Rule 144, promulgated by the Securities and Exchange Commission pursuant to 3 of the Securities Act of 1933. Securities which have not been registered pursuant to the Securities Act of 1933, but were exempt from such registration when issued, are generally Restricted Securities as defined by Rule 144(a). The impact of the restrictions of Rule 144 are (a) a basic one year holding period from purchase; and (b) a limitation of the amount any shareholder may sell during the second year, as to non-affiliates of the Registrant; however, as to shares owned by affiliates of the Registrant, the second-year limitation of amounts attaches and continues indefinitely, at least until such person has ceased to be an affiliate for 90 days or more. The limitation of amounts is generally 1% of the total issued and outstanding in any 90 day period.

UNRESTRICTED SHARES OF COMMON STOCK. 14,810,000 shares of common stock are issued and outstanding, of which 10,000,000 shares are held by affiliates of the Registrant, and of which 4,810,000 shares are owned by non-affiliates of the Registrant and are believed to be restricted securities which could be sold in brokerage transactions in compliance with Rule 144. 1,500,000 of these 4,810,000 shares were issued pursuant to Regulation A, adopted under Section 3(b) of the Securities Act of 1933, on or about September 30, 1998 and the balance were issued on or about April 20, 1999, and were when issued Restricted Securities, as defined by Rule 144(a). The affiliate shares were issued on or about April 9, 1998, pursuant to 4(2) of the 1933 Act, and on April 9, 2000 will be more than two years old. Rule 144 would permit affiliate sales in limited amounts, as discussed in the previous paragraph. Sales in amount limited by Rule 144 are commonly called "dribbling."

OPTIONS AND DERIVATIVE SECURITIES. There are no outstanding options or derivative securities of this Registrant. There are no shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock of this Registrant.

RISKS OF "PENNY STOCK." The Registrant's common stock may be deemed to be "penny stock" as that term is defined in Reg.Section 240.3a51-1 of the Securities and Exchange Commission. Penny stock share stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange;
(iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section  15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker -dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

     RISKS OF STATE BLUE SKY LAWS. In addition to other risks, restrictions and limitations which may affect the resale of the existing shares of the common stock of this Registrant, consideration must be given to the Blue Sky laws and regulations of each State or jurisdiction in which a shareholder wishing to re-sell may reside. This Registrant has taken no action to register or qualify its common stock for resale pursuant to the Blue Sky laws or regulations of any State or jurisdiction. Accordingly offers to buy or sell the existing securities of this Registrant may be unlawful in certain States. Additionally, some States may have laws or regulation limiting the offer, sale or resale of securities of companies with no business or effective business plan. In the event of the contingency in which we might become such a company by abandoning our business or spinning off our business and assets, substantial limitations on transactions in our common stock may become applicable.

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                                       18

--------------------------------------------------------------------------------
                                     PART II
--------------------------------------------------------------------------------


                                     ITEM 1.
           MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY
                            AND SHAREHOLDER MATTERS.

 (A) MARKET INFORMATION. The Common Stock of this Issuer is not quoted on any trading exchange.

The Common Stock of this Registrant was cleared for quotation Over the Counter in the Pink Sheets, only recently. To the best of the Registrant's knowledge and belief, there has been no market activity, buying or selling, of the common stock of this Registrant, in brokerage transactions.

 (B) HOLDERS. There are presently approximately 42 shareholders of the common stock of this Registrant.


 (C) DIVIDENDS. No cash dividends have been paid by the Company on its Common Stock or other Stock and no such payment is anticipated in the foreseeable future.

 (D) REVERSE ACQUISITIONS. A reverse acquisition of a target business or company would be expected to involve a change of control of the Registrant, and the designation of new management. The financial statements of this Registrant would become largely unreflective of the true condition of the Registrant after such an acquisition. Shareholder approval would be solicited, pursuant to the laws of the State of Nevada, to approve the acquisition, change of control, and any material corporate changes incidental to the reorganization of this Registrant. In connection with the solicitation of shareholder approval, whether or not proxies are solicited, the Registrant would provide shareholders with the fullest possible disclosure of all information material to shareholder consideration, and such disclosure would include audited financial statements of the target entity, if available. If shareholder approval is sought in advance of audited financial statements of an acquisition target, the authority of management to consummate any transaction would be contingent on a proper audit of the target meeting the criteria of any un-audited information relied upon by shareholders.


                           ITEM 2.  LEGAL PROCEEDINGS.

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Registrant.


             ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Registrant.

                ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     The  following  disclosure  presents:

(a)  The  date, title and amount of securities sold within the past three years.


(b) Principal Underwriters, if any. If the small business issuer did not publicly offer any securities, identify the persons or class of persons to whom the small business issuer sold the securities.

     No  Underwriters  or  Underwriting.  No  discounts  or  commissions.

(c) For securities sold for cash, the total offering price and the total underwriting discounts or commissions. For securities sold other than for cash, describe the transaction and the type and amount of consideration received by the small business issuer.

(d) The Section of the Securities Act or the rule of the Commission under which the small business issuer claimed exemption from registration and the facts relied upon to make the exemption available.

(e) If the securities sold are convertible or exchangeable into equity securities, or are warrants or options representing equity securities, disclose the terms of conversion or exercise of the securities.

     On April 9, 1998, we made our initial issuance of 10,000,000 shares of common stock, and recorded at predecessor cost of $-0-, pursuant to Section 4(2) of the Securities Act of 1933. The prices was $0.001 per share. The shares were issued 5,000,000 each to each of our two founders: Intrepid International S.A. and Giovanni Trivella. Both of our founders were known to us to be accredited investor/founders, and both were afforded and had full access to our corporate condition and affairs, of the kind of information which registration would have disclosed, at their time of their investment and founding of our corporation.

     During the period from September 30, 1998 to April 22, 1999 we sold 481,000 shares of our common stock, pursuant to Regulation A, promulgated by the Commission under authority of Section 3(b) of the Securities Act of 1933. There were 41 subscribers. The price was $0.10 per shares. The purchasers were each individually determined by us to be accredited investors, based upon their experience in investments of this speculative nature, and by their respective incomes and net worth.


               ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     There is no provision in the Articles of Incorporation, now the By-Laws of the Corporation, nor any Resolution of the Board of Directors, providing for indemnification of Officers or Directors. The Registrant is aware of no provision of Nevada Corporate Law which creates or imposes any provision for indemnity of Officers or Directors.


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                                       20

--------------------------------------------------------------------------------
                                    PART F/S
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     AUDITED FINANCIAL STATEMENTS: for the fiscal years ended September 30, 1999 and 1998, are provided as Financial Statement: Attachment F-1, in the body of filing this filing, following this page, and incorporated herein by this reference  as  though  fully  set  forth  on  this  page  as  well.
--------------------------------------------------------------------------------
     UN-AUDITED FINANCIAL STATEMENTS: for the six months ended March 31, 2000 are provided as Financial Statement: Attachment F-2, in the body of this filings, following F-1, and incorporated herein by this reference as though fully set forth on this page as well.
--------------------------------------------------------------------------------

     SELECTED  FINANCIAL  INFORMATION

                            3/31/00       3/31/99       9/30/99      9/30/98
----------------------------------------------------------------------------
Total Assets . . . . .  $       490   $     3,151   $   258,151   $  150,000
Revenues . . . . . . .            0             0             0            0
Operating Expenses . .       25,852       142,113       214,396            0
Interest Income. . . .            0         1,300        24,885            0
Interest (Expense) . .            0             0        (4,628)           0
Net Earnings or (Loss)      (25,852)     (140,813)     (194,139)           0
Per Share Earnings . .         0.00)        (0.01)        (0.01)           0
  or (Loss)
Average Common Shares.   14,810,000    11,655,234    13,347,233    1,054,171
  Outstanding
----------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          FINANCIAL  STATEMENTS  PAGE
    F-1     Audited Financial Statements: September 30, 1999 and 1998     22
    F-2     Unaudited Financial Statements: December 15, 1999             33
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                       F-1
            AUDITED FINANCIAL STATEMENTS: SEPTEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

                          OASIS ENTERTAINMENT'S FOURTH
                               MOVIE PROJECT, INC.
                          (A Development Stage Company)
                              FINANCIAL STATEMENTS
                              September  30,  1999

                                    CONTENTS


Independent  Auditors'  Report

Balance  Sheet

Statements  of  Operations

Statements  of  Stockholders'  Equity

Statements  of  Cash  Flows

Notes  to  the  Financial  Statements.

                          INDEPENDENT  AUDITORS'  REPORT


To  the  Board  of  Directors
Oasis  Entertainment's  Fourth  Movie  Project,  Inc.
(A  Development  Stage  Company)
Dana  Point,  California


We have audited the accompanying balance sheet of Oasis Entertainment's Fourth Movie Project, Inc. (a development stage company) as of September 30, 1999, and the related statements of operations, stockholders' equity and cash flows from inception on April 9, 1998 through September 30, 1998 and 1999 and for the year ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oasis Entertainment's Fourth Movie Project, Inc. (a development stage company) as of September 30, 1999 and the results of its operations and its cash flows from inception on April 9, 1998 through September 30, 1998 and 1999 and for the year ended September 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has had limited operations and no operating revenues which together raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/

Jones,  Jensen  &  Company
Salt  Lake  City,  Utah
November  30,  1999

                OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.
                          (A Development Stage Company)
                                  Balance Sheet


                                     ASSETS
                                                                September  30,
                                                                    1999
--------------------------------------------------------------------------------
CURRENT  ASSETS
   Cash  and  cash  equivalents                                        $   3,151
                                                                      ----------
     Total  Current  Assets                                                3,151
                                                                      ----------
OTHER  ASSETS
   Investments  (Note  4)                                                255,000
                                                                      ----------
     Total  Long-Term  Assets                                            255,000
                                                                      ----------
     TOTAL  ASSETS                                                    $  258,151
                                                                      ==========
                      LIABILITIES  AND  STOCKHOLDERS'  EQUITY
CURRENT  LIABILITIES
   Accounts  payable                                                   $   2,644
   Notes  payable  -  related  parties  (Note 6)                         125,800
                                                                      ----------
     Total  Current  Liabilities                                         128,444
                                                                      ----------
COMMITMENTS  AND  CONTINGENCIES
STOCKHOLDERS'  EQUITY
   Common  stock;  100,000,000  shares  authorized  of  $0.001
    par  value,  14,810,000  shares  issued  and outstanding              14,810
   Additional  paid-in  capital                                          470,818
   Notes  receivable  -  related  parties  (Note 5)                    (161,782)
   Deficit  accumulated  during  the  development stage                (194,139)
                                                                      ----------
 Total  Stockholders'  Equity                                            129,707
                                                                      ----------
TOTAL  LIABILITIES  AND  STOCKHOLDERS'  EQUITY                          $258,151
                                                                      ==========

The  accompanying  notes  are  an  integral  part of these financial statements.

                OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.
                          (A Development Stage Company)
                            Statements of Operations

                                       For  the          From  Inception  on
                                     Year  Ended       April  9,  1998  Through
                                    September  30,          September  30,
                                                    ---------------------------
                                        1999            1998           1999
                                    ------------    ------------   ------------
REVENUES                            $        0      $        0     $          0
                                    ------------    ------------   ------------
EXPENSES
   General  and administrative         214,396               0          214,396
                                    ------------    ------------   ------------
     Total  Expenses                   214,396               0          214,396
                                    ------------    ------------   ------------
NET  LOSS  BEFORE  OTHER  INCOME
 (EXPENSE)                            (214,396)              0        (214,396)
                                    ------------    ------------   ------------
OTHER  INCOME  (EXPENSE)
   Interest expense                     (4,628)              0          (4,628)
   Interest  income                     24,885               0           24,885
                                    ------------    ------------   ------------
     Total  Other Income (Expense)      20,257               0           20,257
NET LOSS                          $   (194,139)     $        0     $  (194,139)
                                    ============    ============   ============
BASIC  LOSS  PER  SHARE           $      (0.01)     $        0
                                   ============   ============
WEIGHTED  AVERAGE  NUMBER
 OF  SHARES  OUTSTANDING            14,393,116       1,054,171
                                  ============    ============

   The  accompanying  notes  are an integral part of these financial statements.

             OASIS  ENTERTAINMENT'S  FOURTH  MOVIE  PROJECT,  INC.
                          (A  Development  Stage  Company)
                       Statements  of  Stockholders'  Equity

                                                                       Deficit
                                                                     Accumulated
                                                        Additional    During the
                                  Common Stock           Paid-In      Development
                              Shares        Amount       Capital         Stage
Balance at inception on
April 9, 1998. . . . . . . .             0  $         0  $          0   $        0
Common Stock issued to
founders recorded at
predecessor cost of $0.00. .    10,000,000       10,000       (10,000)           0
Common stock issued for
cash at $0.10 per share. . .     1,500,000        1,500       148,500            0
Net loss from inception on
April 9, 1998 through
September 30, 1998 . . . . .             0            0             0            0
Balance September 30, 1998 .    11,500,000       11,500       138,500            0
Common stock issued for cash
at $0.10 per share . . . . .     3,310,000        3,310       327,690            0
Accrued interest on notes to
related parties recorded as
contributed capital. . . . .             0            0         4,628            0
Net loss for the year ended
September 30, 1999 . . . . .             0            0             0     (194,139)
Balance, September 30, 1999.    14,810,000  $    14,810  $    470,818    ($194,139)

   The  accompanying  notes  are an integral part of these financial statements.

               OASIS  ENTERTAINMENT'S  FOURTH  MOVIE  PROJECT,  INC.
                          (A  Development  Stage  Company)
                            Statements  of  Cash  Flows

                                                             For the             From Inception on
                                                            Year Ended         April 9, 1998 Through
                                                            September 30,           September 30,
                                                                  1999              1998        1999
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss . . . . . . . . . . . . . . . . . . . . . . .       ($194,139)  $             0   ($194,139)
Changes in assets and liabilities:
(increase) in interest receivable. . . . . . . . . . .         (15,482)                0     (15,482)
Increase in accounts payable . . . . . . . . . . . . .           2,644                 0       2,644
Net Cash (Used) by Operating Activities. . . . . . . .        (206,977)                0    (206,977)
CASH FLOWS FROM INVESTING ACTIVITES
Cash Paid for investments. . . . . . . . . . . . . . .        (255,000)                0    (255,000)
Net Cash (Used) by Investing Activites . . . . . . . .        (255,000)                0    (255,000)
                                                        ---------------  ---------------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds paid on notes receivable-related parties. . .        (246,300)                0    (246,300)
Principal received on notes receivable-related parties         100,000                 0     100,000
Proceeds received on notes payable-related party . . .         125,800                 0     125,800
Common Stock issued for cash . . . . . . . . . . . . .         481,000                 0     481,000
Contributed capital. . . . . . . . . . . . . . . . . .           4,628                 0       4,628
Net Cash Provided by Financing Activities. . . . . . .         465,128                 0     465,128
NET INCREASE IN CASH . . . . . . . . . . . . . . . . .           3,151                 0       3,151
CASH AT BEGINNING OF PERIOD. . . . . . . . . . . . . .               0                 0           0
CASH AT END OF PERIOD. . . . . . . . . . . . . . . . .  $        3,151   $             0  $    3,151
SUPPLEMENTAL CASH FLOW INFORMATION
CASH PAID FOR:
Interest . . . . . . . . . . . . . . . . . . . . . . .  $            0   $             0  $        0
Income taxes . . . . . . . . . . . . . . . . . . . . .  $            0   $             0  $        0

   The  accompanying  notes  are an integral part of these financial statements.

                OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                               September 30, 1999

NOTE  1  -  ORGANIZATION  AND  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

          a.   Organization

          Oasis Entertainment's Fourth Movie Project, Inc. (the Company) was incorporated on April 9, 1998 under the laws of the State of Nevada, primarily for the purpose of producing film and video for theatrical, cable and televised releases.

          The  Company  has  limited  operations,  assets  and  liabilities.
          Accordingly, the Company is dependent upon management and/or significant shareholders to provide sufficient working capital to preserve the integrity of the corporate entity during this phase. It is the intent of management and significant shareholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity.

          b.   Accounting  Method

          The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a September 30 year end.

          c.   Cash  and  Cash  Equivalents

          Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

          d.   Basic  Loss  Per  Share

          The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of financial statements.

          e.   Provision  for  Taxes

          At September 30, 1999, the Company had net operating loss carryforwards of approximately $194,000 that may be offset against future taxable income through 2014. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation amount of the same amount.

          f.  Additional  Accounting  Policies

          Additional accounting policies will be established once planned principal operations commence.

                OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                               September 30, 1999


NOTE  1  -  ORGANIZATION  AND  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
          (Continued)

          g.  Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE  2  -  GOING  CONCERN

          The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to produce and earn revenues from the sale of "B genre" movies. Until this occurs, shareholders of the Company have committed to meeting the Company's operating expenses.

NOTE  3  -  ROYALTY  AGREEMENT  -  RELATED  PARTY

          On March 24, 1999, the Company entered into an agreement with Reliant Interactive Media Corporation ("Reliant"), a shareholder of the Company, under which the Company committed to provide funding for three "infomercials" Reliant was to produce. Under the terms of this agreement, the Company provided a total of $250,000 for this purpose. As consideration for this funding, Reliant was to issue 250,000 restricted, post-split shares of its common stock to the Company (see
          Note 4). Also, Reliant agreed to pay the Company a royalty equal to two percent of the adjusted gross revenues created by the infomercials until the Company had received $625,000. The royalty would be reduced to one percent of the revenues thereafter.

          As of September 30, 1999, Reliant had produced only two of the three infomercials. Both were unprofitable, and produced no royalties for the Company. The third infomercial is expected to be produced in early 2000.

                OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                               September 30, 1999


NOTE  4  -  INVESTMENT

     On March 24, 1999, the Company entered into an agreement with Reliant Interactive Media Corporation ("Reliant") under which the Company provided funding of $250,000 to Reliant (see Note 3). As consideration for this funding, Reliant contracted to issue 250,000 restricted, post- split shares of its common stock to the Company upon completion of the funding. The investment has been recorded at its cost of $250,000.

     On May 25, 1999, the Company entered into another agreement with Reliant under which the Company loaned $200,000 to Reliant. As part of the consideration for this loan, Reliant agreed to issue 5,000 shares of its restricted common stock to the Company. The investment has been recorded at a cost of $1.00 per share, based on the determination of the previous agreement.

NOTE  5  -  NOTES  RECEIVABLE  -  RELATED  PARTIES

     As of September 30, 1999, the Company had a total of $161,782 in notes receivable from related parties. All of the notes are unsecured. Three of the four notes (totaling $46,300) are non-interest bearing and have no specific payback terms. The fourth note, totaling $115,482 is receivable from Reliant Interactive Media Corp (see Note 3) and bears a ten percent (10%) interest rate.

NOTE  6  -  NOTES  PAYABLE  -  RELATED  PARTIES

     As of September 30, 1999, the Company had a total of $125,800 in notes payable to related parties. All of the notes are non-interest bearing, and have no specific payback terms. All the notes are unsecured. A 10% interest rate has been imputed for these loans, which has been recorded as contributed capital in the financial statements.

--------------------------------------------------------------------------------
                                       F-2
                 UNAUDITED FINANCIAL STATEMENTS: MARCH 31, 2000
--------------------------------------------------------------------------------

                 OASIS ENTERTAINMENT'S FORTH MOVIE PROJECT, INC.
                            BALANCE SHEET (UNAUDITED)
             For the fiscal years ended September 30, 1998 and 1999
                     And the six months ended March 31, 2000

                                                                March 31,       September 30,
                                                                              ---------------
                                                                2000             1999       1998
                                                          -----------  ---------------  --------
ASSETS
CURRENT ASSETS
Cash                                                      $      490   $        3,151   $150,000
                                                          -----------  ---------------  --------
TOTAL CURRENT ASSETS                                             490            3,151    150,000
OTHER ASSETS
Investments                                                  255,000          255,000          0
                                                          -----------  ---------------  --------
TOTAL OTHER ASSETS                                           255,000          255,000          0
TOTAL ASSETS                                                 255,490          258,151    150,000
                                                          ===========  ===============  ========

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Accounts payable                                               2,644            2,644          0
Notes payable - related parties                              148,991          125,800          0
                                                          -----------  ---------------
TOTAL LIABILITIES                                            151,635          128,444          0
STOCKHOLDERS' EQUITY
Common Stock, $.001 par value; authorized 100,000,000
   shares; issued and outstanding, 11,500,000 shares,
   14,810,000 shares and 14,810,000 shares respectively       14,810           14,810     11,500
Additional Paid-In Capital                                   470,818          470,818    138,500
Notes receivable - related parties                          (161,782)        (161,782)         0
Accumulated Equity (Deficit)                                (219,991)        (194,139)         0
                                                          -----------  ---------------  --------
Total Stockholders' Equity                                   103,855          129,707    150,000
                                                          -----------  ---------------  --------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                  $  255,490   $      258,151   $150,000
                                                          ===========  ===============  ========

    The accompanying notes are an integral part of the financial statements.

                 OASIS ENTERTAINMENT'S FORTH MOVIE PROJECT, INC.
                      STATEMENTS OF OPERATIONS (UNAUDITED)
             For the fiscal years ended September 30, 1998 and 1999
                     And the six months ended March 31, 2000

                                     For the six               For the    April 9,1998
                                     months ended              Year ended      through
                                       March 31,             September 30,   March 31,
                                     -------------
                                     2000         1999            1999           1999
                             -------------  -----------  --------------  -------------
Revenues                              -0-          -0-             -0-            -0-
                             -------------  -----------  --------------  -------------
General and administrative         25,852      142,113         214,396        240,248
                             -------------  -----------  --------------  -------------
Total expenses                     25,852      142,113         214,396        240,248
Net Income (Loss)                ($25,852)   ($142,113)      ($214,396)     ($240,248)
                             =============  ===========  ==============  =============
Other income (expense)
Interest expense                        0            0          (4,628)        (4,628)
Interest income                         0        1,300          24,885         26,185
                                            -----------  --------------  -------------
Net Loss                          (25,852)    (140,813)       (194,139)      (218,691)
Loss per Share                   ($0.0017)    ($0.0121)       ($0.0135)      ($0.0165)
                             =============  ===========  ==============  =============
Weighted Average
    Shares Outstanding         14,810,000   11,655,234      14,393,116     13,232,617
                             =============  ===========  ==============  =============

    The accompanying notes are an integral part of the financial statements.

                 OASIS ENTERTAINMENT'S FORTH MOVIE PROJECT, INC.
             STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)(UNAUDITED)
             For the period from inception of the Development Stage
      On April 9, 1998, through September 30, 1998, for September 30, 1999
                     And the six months ended March 31, 2000

                                                                    Additional    Accumulated     Total Stock-
                                            Common      Par         Paid-In       Equity          holders' Equity
                                            Stock       Value       Capital            (Deficit)          (Deficit)
                                            ----------  ----------  ------------  --------------  -----------------
Common Stock issued at inception            10,000,000  $   10,000     ($10,000)  $           0   $               0
Common Stock issued for
    cash at $0.10 per share                  1,500,000       1,500      148,500               0                   0
Net loss during period                               0           0            0               0                   0
                                            ----------  ----------  ------------  --------------  -----------------
Balances at September 30, 1998              11,500,000      11,500      138,500               0             150,000
Common Stock issued for
    cash at $0.10 per share                  3,310,000       3,310      327,690               0                   0
Accrued interest on notes to related
   parties recorded as contributed capital           0           0        4,628               0                   0
Net Loss for the period                              0           0            0        (194,139)                  0
Balances at September 30, 1999              14,810,000  $   14,810  $   470,818       ($194,139)  $         291,489
Net Loss for the period                              0           0            0         (25,852)                  0
Balances at March 31, 2000                  14,810,000  $14,810.00     $470,818       ($219,991)  $         265,637

    The accompanying notes are an integral part of the financial statements.

                 OASIS ENTERTAINMENT'S FORTH MOVIE PROJECT, INC.
                       STATEMENTS OF CASH FLOW (UNAUDITED)
             For the fiscal years ended September 30, 1998 and 1999
                     And the six months ended March 31, 2000

                                                                                     From inception on
                                                                      For the six    April 9,1998
                                                                      months ended   through
                                                                      March 31,      March 31,
                                                                      -------------
                                                               2000           1999                2000
                                                           ---------  -------------  ------------------
Operating Activities
Net Income (Loss)                                          ($25,852)     ($140,813)          ($219,991)
(Increase) in interest receivable                                 0              0             (15,482)
Increase in accounts payable                                      0         25,000               3,644
                                                           ---------  -------------  ------------------
Net Cash from Operations                                    (25,852)      (115,813)           (231,829)
Cash flows from investing activities
Cash paid for investments                                         0       (125,000)           (255,000)
Net cash (used) by investing activities                           0       (125,000)           (255,000)
                                                           ---------  -------------  ------------------
Cash flows from financing activities
Proceeds paid on notes receivable - related parties               0              0            (246,300)
Principal received on notes receivable - related parties          0        221,000             100,000
Proceeds received on notes payable - related parties         13,295         25,000             139,095
Common stock issued for cash                                      0              0             481,000
Contributed capital                                               0              0               4,628
                                                           ---------  -------------  ------------------
Net cash provided by financing activities                    13,295        246,000             478,423
Net increase (decrease) in Cash                             (12,557)         5,187                 490
Cash at beginning of period                                  13,047            -0-                 -0-
Cash as of Statement Date                                       490          5,187                 490
                                                           =========  =============  ==================

    The accompanying notes are an integral part of the financial statements.

                OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                 March 31, 2000

NOTE  1  -  ORGANIZATION  AND  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
     a.  Organization

Oasis Entertainment's Fourth Movie Project, Inc. (the Company) was incorporated on April 9, 1998 under the laws of the State of Nevada, primarily for the purpose of producing film and video for theatrical, cable and televised releases.

The Company has limited operations, assets and liabilities. Accordingly, the Company is dependent upon management and/or significant shareholders to provide sufficient working capital to preserve the integrity of the corporate entity during this phase. It is the intent of management and significant shareholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity.

b.  Accounting  Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a September 30 year end.

c.  Cash  and  Cash  Equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

d.  Basic  Loss  Per  Share

The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of financial statements.

e.  Provision  for  Taxes

At March 31, 2000, the Company had net operating loss carryforwards of approximately $220,000 that may be offset against future taxable income through 2014. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation amount of the same amount.

f.  Additional  Accounting  Policies

Additional accounting policies will be established once planned principal operations commence.

                OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                 March 31, 2000


NOTE  1  -  ORGANIZATION  AND  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
(Continued)

g.  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual  results  could  differ  from  those  estimates.

NOTE  2  -  GOING-  CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to produce and earn revenues from the sale of 'B genre' movies. Until this occurs, shareholders of the Company have committed to meeting the Company's operating expenses.

NOTE  3  -  ROYALTY  AGREEMENT  -  RELATED  PARTY

On March 24, 1999, the Company entered into an agreement with Reliant Interactive Media Corporation ("Reliant"), a shareholder of the Company, under which the Company committed to provide funding for three "infomercials' Reliant was to produce. Under the terms of this agreement, the Company provided a total of $250,000 for this purpose. As consideration for this funding, Reliant was to issue 250,000 restricted, post-split shares of its common stock to the Company (see Note 4). Also, Reliant agreed to pay the Company a royalty equal to two percent of the adjusted gross revenues created by the infomercials until the Company had received $625,000. The royalty would be reduced to one percent of the revenues thereafter.

As of March 31, 2000, Reliant had produced only two of the three infomercials. Both were unprofitable, and produced no royalties for the Company. The third infomercial is expected to be produced in early 2000.

                OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                 March 31, 2000


NOTE  4  -  INVESTMENT

On March 24, 1999, the Company entered into an agreement with Reliant Interactive Media Corporation ("Reliant") under which the Company provided funding of $250,000 to Reliant (see Note 3). As consideration for this funding, Reliant contracted to issue 250,000 restricted, post-split shares of its common stock to the Company upon completion of the funding. The investment has been recorded at its cost of $250,000.

On May 25, 1999, the Company entered into another agreement with Reliant under which the Company loaned $200,000 to Reliant. As part of the consideration for this loan, Reliant agreed to issue 5,000 shares of its restricted common stock to the Company. The investment has been recorded at a cost of $1.00 per share, based on the determination of the previous agreement.


NOTE  5  -  NOTES  RECEIVABLE  -  RELATED  PARTIES

As of March 31, 2000, the Company had a total of $161,782 in notes receivable from related parties. All of the notes are unsecured. Three of the four notes (totaling $46,300) are non-interest bearing and have no specific payback terms. The fourth note, totaling $115,482 is receivable from Reliant Interactive Media Corp (see Note 3) and bears a ten percent (10%) interest rate.

NOTE  6  -  NOTES  PAYABLE  -  RELATED  PARTIES

As of March 31, 2000, the Company had a total of $148,991 in notes payable to related parties. All of the notes are non-interest bearing, and have no specific payback terms. All the notes are unsecured. A 10% interest rate has been imputed for these loans, which has been recorded as contributed capital in the financial statements.

--------------------------------------------------------------------------------
                                    PART III
--------------------------------------------------------------------------------

                           ITEM 1.  INDEX TO EXHIBITS.

                                  Exhibit Index

                                     Exhibit
                                      Table
#      Table  Category  /  Description  of  Exhibit     Page  Number
--------------------------------------------------------------------------------
            [3]   ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
   3.1      Articles of Incorporation                                         46
   3.2      By-Laws                                                           49
           [10]   ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
  10.1      Intrepid International Financial Services Consulting Agreement    58
--------------------------------------------------------------------------------

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.


                 OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC

                                       by


/s/  Kirt  W.  James                    /s/  Karl  E.  Rodriguez
     Kirt  W.  James                         Karl  E.  Rodriguez
     President/Director                      Secretary/Director


/s/J.  Dan  Sifford
   J.  Dan  Sifford  Jr.
   Treasurer/Director

--------------------------------------------------------------------------------
                                   EXHIBIT 2.1

   ARTICLES OF INCORPORATION: OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.
--------------------------------------------------------------------------------

                            ARTICLES OF INCORPORATION
                                       OF
                OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.

     ARTICLE I. The name of the Corporation is OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.

     ARTICLE II. Its principal office in the State of Nevada is 774 Mays Blvd, #
10. Incline Village NV 89451,. The initial resident agent for services of process at that address is N&R Ltd. Group, Inc., a Nevada Corporation.

     ARTICLE III. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America. The period of existence of the corporation shall be perpetual.

     ARTICLE IV. The corporation shall have authority to issue an aggregate of One Hundred Million Shares (100,000,000) of common voting equity stock of par value one mil ($0.001) per share, and no other class or classes of stock, for a total capitalization of $100,000.00. The corporation's capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value.

     ARTICLE V. No shareholder shall be entitled to any preemptive or preferential rights to subscribe to any unissued stock or any other securities which the corporation may now or hereafter be authorized to issue, nor shall any shareholder possess cumulative voting rights at any shareholders meeting, for the purpose of electing Directors, or otherwise.

     ARTICLE VI. The affairs of the corporation shall be governed by a Board of Directors consisting of one to ten persons. The Initial Director of the Corporation, whose name and address is J. Dan Sifford, Jr., 33481 Spinnaker, Dana Point, California 92629, to serve until the next regular meeting of shareholders or until their successors are elected.

     ARTICLE VII. The Capital Stock, after the amount of the subscription price or par value, shall not be subject to assessment to pay the debts of the corporation, and no stock issued, as paid up, shall ever be assessable or assessed.

     ARTICLE VIII. The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend or repeal the By-laws, or adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

     ARTICLE  IX. The name and address of the Incorporator of the corporation is
J.  Dan  Sifford,  Jr.,  33481  Spinnaker,  Dana  Point,  California  92629.


     I THE UNDERSIGNED, being the Incorporator hereinbefore named for the purpose of forming a corporation pursuant the General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have set my hand hereunto this Day, March 31, 1998.

                                /s/J.Dan Sifford Jr.
                               J. Dan Sifford Jr.
                                  Incorporator

--------------------------------------------------------------------------------
                                     BY-LAWS
--------------------------------------------------------------------------------

                                     BY-LAWS
                                       OF
                OASIS ENTERTAINMENT'S FOURTH MOVIE PROJECT, INC.
                              A NEVADA CORPORATION

                                    ARTICLE I
                                CORPORATE OFFICES

     The principal office of the corporation in the State of Nevada shall be located at 774 Mays Blvd. #10, Incline Village NV 89452. The corporation may have such other offices, either within or without the State of incorporation as the board of directors may designate or as the business of the corporation may from time to time require.


                                   ARTICLE II
                             SHAREHOLDERS' MEETINGS

SECTION  1  PLACE  OF  MEETINGS

     The directors may designate any place, either within or without the State unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the State unless otherwise prescribed by statute, as the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation.

SECTION  2  ANNUAL  MEETINGS

     The annual meeting of the shareholders shall be held on the second Monday of March in each year, if not a holiday, at Ten o'clock A.M., at which time the shareholders shall elect a Board of Directors and transact any other proper business. If this date falls on a holiday, then the meeting shall be held on the following business day at the same hour.

SECTION  3  SPECIAL  MEETINGS

     Special meetings of the shareholders may be called by the President, the Board of Directors, by the holders of at least ten percent of all the shares entitled to vote at the proposed special meeting, or such other person or persons as may be authorized in the Articles of Incorporation.
Notices  of  Meetings

SECTION  4  NOTICES  OF  MEETINGS

     Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) days nor more than twenty (20) days before the date of the meeting, either personally or by mail, by the direction of the president, or secretary, or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

SECTION  5  CLOSING  OF  TRANSFER  BOOKS  OR  FIXING  RECORD  DATE.

     For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case twenty (20) days. If the stock transfer books be closed for the purpose of determining stockholders entitled to notice or to vote at a meeting of stockholders, such books shall be closed for at least twenty
(20) days immediately preceding such meeting. In lieu of closing the stock transfer books, the directors may fix in advance a date as the record date for and such determination of stockholders, such date in any case to be not more than twenty (20) days and, in case of a meeting of stockholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

SECTION  6  VOTING  LIST.

     The officer or agent having charge of the stock transfer books for the shares of the corporation shall make, at least ten (10) days before each meeting of stockholders, a complete list of stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and number of shares held by each, which list, for a period of ten
(10) days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at the meeting of stockholders.

SECTION  7  QUORUM.

     At any meeting of stockholders fifty-one (51) percent of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the outstanding shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION  8  PROXIES.

     At all meetings of the stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting.

SECTION  9  VOTING.

     Each stockholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such shareholder. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of Nevada.

SECTION  10  ORDER  OF  BUSINESS.

     The order of business at all meetings of the stockholders, shall be as follows:

     a.     Roll  Call.
     b.     Proof  of  notice  of  meeting  or  waiver  of  notice.
     c.     Reading  of  minutes  of  preceding  meeting.
     d.     Reports  of  Officers.
     e.     Reports  of  Committees.
     f.     Election  of  Directors.
     g.     Unfinished  Business.
     h.     New  Business.


SECTION  11  INFORMAL  ACTION  BY  STOCKHOLDERS.

     Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the stockholders entitled to vote with respect to the subject matter thereof. Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a Majority of all of the stockholders entitled to vote with respect to the subject matter thereof at any regular meeting called on notice, and if written notice to all shareholders is promptly given of all action so taken.

SECTION  12  BOOKS  AND  RECORDS.

     The Books, Accounts, and Records of the corporation, except as may be otherwise required by the laws of the State of Nevada, may be kept outside of the State of Nevada, at such place or places as the Board of Directors may from time to time appoint. The Board of Directors shall determine whether and to what extent the accounts and the books of the corporation, or any of them, other than the stock ledgers, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account or book or document of this Corporation, except as conferred by law or by resolution of the stockholders or directors. In the event such right of inspection is granted to the Stockholder(s) all fees associated with such inspection shall be the sole expense of the Stockholder(s) demanding the inspection. No book, account, or record of the Corporation may be inspected without the legal counsel and the accountants of the Corporation being present. The fees charged by legal counsel and accountants to attend such inspections shall be paid for by the Stockholder demanding the inspection.


                                   ARTICLE III
                               BOARD OF DIRECTORS

SECTION  1  GENERAL  POWERS.

     The business and affairs of the corporation shall be managed by its board of directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these by-laws and the laws of this State.

SECTION  2  NUMBER,  TENURE,  AND  QUALIFICATIONS.

     The number of directors of the corporation shall be a minimum of one (l) and a maximum of nine (9). Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

SECTION  3  REGULAR  MEETINGS.

     A regular meeting of the directors, shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for holding of additional regular meetings without other notice than such resolution.

SECTION  4  SPECIAL  MEETINGS.

     Special meetings of the directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

SECTION  5  NOTICE.

     Notice of any special meeting shall be given at least one day previously thereto by written notice delivered personally, or by telegram or mailed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION  6  QUORUM.

     At any meeting of the directors fifty (50) percent shall constitute a quorum for the transaction of business, but if less than said number is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION  7  MANNER  OF  ACTING.

     The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the directors.

SECTION  8  NEWLY  CREATED  DIRECTORSHIPS  AND  VACANCIES.

     Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of the majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

SECTION  9  REMOVAL  OF  DIRECTORS.

     Any or all of the directors may be removed for cause by vote of the stockholders or by action of the board. Directors may be removed without cause only by vote of the stockholders.

SECTION  10  RESIGNATION.

     A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

SECTION  11  COMPENSATION.

     No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

SECTION  12  EXECUTIVE  AND  OTHER  COMMITTEES.

     The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of one (l) or more directors. Each such committee shall serve at the pleasure of the board.


                                   ARTICLE IV
                                    OFFICERS


SECTION  1  NUMBER.

     The officers of the corporation shall be the president, a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the directors.

SECTION  2  ELECTION  AND  TERM  OF  OFFICE.

     The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.


SECTION  3  REMOVAL.

     Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgment the best interest of the corporation would be served thereby, but such removal shall be without prejudice to contract rights, if any, of the person so removed.

SECTION  4  VACANCIES.

     A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the unexpired portion of the term.

SECTION  5  PRESIDENT.

     The president shall be the principal executive officer of the corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the stockholders and of the directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the directors or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

SECTION  6  CHAIRMAN  OF  THE  BOARD.

     In the absence of the president or in the event of his death, inability or refusal to act, the chairman of the board of directors shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The chairman of the board of directors shall perform such other duties as from time to time may be assigned to him by the directors.

SECTION  7  SECRETARY.

     The secretary shall keep the minutes of the stockholders' and of the directors' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these by-laws or as required, be custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder, have general charge of the stock transfer books of the corporation and in general perform all the duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the directors.

SECTION  8  TREASURER.

     If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with these by-laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.


SECTION  9  SALARIES.

     The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of fact that he is also a director of the corporation.


                                    ARTICLE V
                      CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION  1  CONTRACTS.

     The directors may authorize any officer or officers, agent or agents to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

SECTION  2  LOANS.

     No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

SECTION  3  CHECKS,  DRAFTS,  ETC.

     All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the directors.

SECTION  4  DEPOSITS.

     All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.


                                   ARTICLE VI
                                   FISCAL YEAR

     The fiscal year of the corporation shall begin on the 1st day of January in each year, or on such other day as the Board of Directors shall fix.


                                   ARTICLE VII
                                    DIVIDENDS

     The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.


                                  ARTICLE VIII
                                      SEAL

     The directors may provide a corporate seal which shall have inscribed thereon the name of the corporation, the state of incorporation, year of incorporation and the words, "Corporate Seal".


                                   ARTICLE IX
                                WAIVER OF NOTICE

     Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of these by-laws or under the provisions of the articles of incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

                                    ARTICLE X
                                   AMENDMENTS

     These by-laws may be altered, amended or repealed and new by-laws may be adopted by a vote of the stockholders representing a majority of all the shares issued and outstanding, at any annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.


                                  CERTIFICATION

     THE SECRETARY of the Corporation hereby certifies that the foregoing is a true and correct copy of the By-Laws of the Corporation named in the title thereto and that such By-Laws were duly adopted by the Board of Directors of said Corporation on the date set forth below.

EXECUTED,  AND  CORPORATE  SEAL  AFFIXED,  this  day  of  April  6,  1998.


                              /s/Karl E. Rodriguez
                                Karl E. Rodriguez
                                    Secretary

--------------------------------------------------------------------------------
                                  EXHIBIT 10.1
          INTREPID INTERNATIONAL FINANCIAL SERVICES CONSULTING AGREEMENT
--------------------------------------------------------------------------------

                             INTREPID INTERNATIONAL
                               FINANCIAL SERVICES
                              CONSULTING AGREEMENT

THIS AGREEMENT is made by and between Intrepid International, Ltd., a Nevada Corporation, (hereafter IIL ), and Oasis Entertainment's Fourth Movie Project, Inc. a Nevada Corporation, (hereafter Client ) and dated April 6. In consideration of the mutual promises contained herein, and on the terms and conditions herein set forth, the parties agree as follows:


     1.  RETAINER  AGREEMENT.

     Intrepid International, Ltd. is hereby retained as financial services consultants for the Client, consistent with that certain Description of Mission and Services Offered, a copy of which is Attachment 1 to this Consulting Agreement, and incorporated herein by this reference as though fully set forth herein. Among the services to be provided and contemplated by this arrangement are the services of its President, Kirt W. James (billable at $150.00/hr), its prime consultant, J. Dan Sifford Jr. (billable at $240.00/hr), and such incidental secretarial services (billable at $100.00/hr) as may be reasonably and necessarily performed by its secretary. Additional services may be performed by subcontractors of IIL, subject to arrangements approved by Client in advance.


     2.  SERVICES

     IIL agrees to provide, as requested, the widest possible range of and Financial Consulting services, to Management of Client, subject to, limited by and consistent with that certain Description of Mission and Services Offered, a copy of which is Attachment 1 to this Consulting Agreement, and incorporated herein by this reference as though fully set forth herein. Such services include, as requested by Client, coordination of public relations, shareholder relations, audit coordination, certificate and transfer coordination, coordination of relationships with market-makers and broker dealers in the securities of Client and consulting services, incidental analysis and, where appropriate, and subject to the accompanying Attorney Disclosure Agreement, written legal opinions by IIL Counsel acting, as requested by Client, as Special Securities Counsel with Limited Authority, and the preparation and coordination of annual, quarterly and current filings as may be required of the Client pursuant to the Securities and Exchange Act of 1934 and Regulations of the Securities and Exchange Commission promulgated pursuant to the 1934 Act.


     3.  COMPENSATION

     In consideration for such services, Client agrees to pay IIL pursuant to fee schedule set forth in paragraph 1 above. Billings for services shall be invoiced by IIL and paid upon receipt.

     4.  PAYMENT  OF  EXPENSES

     IIL must secure in writing approval in advance for any expense that may be contracted on behalf of Client in excess of $400 in the aggregate. Expenses, if approved, are to be invoiced by IIL and paid upon receipt. In addition to charges for services, Client will be billed for all normal and incidental identifiable costs such as copying charges, telephone expenses, delivery fees, filing fees, and transcription fees; however, travel expenses, expert witness fees and other extraordinary charges will not be incurred without prior approval.


     5.  UNPAID  CHARGES

     It is agreed that if at any time any invoice rendered by this Firm to Client for investment banking, appropriate legal services and expenses remains unpaid for any reason for longer than 30 days, we shall have the right to discontinue performance of further services and to withdraw as your attorneys, regardless of the status of any matter in which we will be involved and regardless of any event or proceeding which may then be pending, unless we have reached a subsequent written agreement with respect thereto.


     6.  LATE  CHARGES

     An amount past due will incur a late charge, after 30 days, of 1.5% per month (18% per annum) of the total unpaid balance. Late charges will continue to accrue at the same rate on any unpaid balance during any collection efforts and until the entire bill is paid in full, unless a subsequent agreement with respect to such charges is made and reduced to writing. Should it become necessary to seek collection of any past due statement, you agree to pay all reasonable costs of collection including reasonable attorneys' fees and all interest incurred.


     7.  ARBITRATION  OF  ANY  DISPUTES

     It is agreed that any dispute arising our of this Agreement, or the Firm's representation of you, shall be resolved by binding arbitration in Las Vegas, Nevada, by the American Arbitration Association.


     8.  LIABILITY  OF  IIL

     In furnishing Client with advice and other services as requested, neither IIL nor any owner, employee or agent of IIL, shall be liable to Client or its creditors for ordinary errors of judgment or for anything except gross negligence, willful malfeasance, or bad faith, in the performance of its duties or reckless disregard of its obligations and duties under the terms of this agreement. It is further understood and agreed that IIL may rely upon information furnished to it reasonably believed to be accurate and reliable and that, except as herein provided, IIL shall not be accountable for any loss suffered by Client by reason of Client's action or non-action on the basis of advice, recommendation or approval of IIL, its owners, employees or agents.

     9.  GOOD  FAITH  AND  FAIR  DEALING

     All parties to this agreement hereby covenant expressly to deal with each other honestly, fairly and in good faith in all respects, and to provide each other with reasonable further assurances in furtherance of their mutual performances with respect to this Agreement.


     10.  INDEPENDENT  CONTRACTOR

     IIL is and shall at all times be understood and deemed to be an independent contractor without authority to act or represent Client or its clients, except as provided or authorized in this agreement.


     11.  NON-EXCLUSIVITY

     Client recognizes and acknowledges that this agreement is non-exclusive, and that accordingly IIL now renders and may in the future render services to other clients, some of which may be of a nature similar to those agreed to be performed herein, or to clients with similar businesses, needing similar advice. IIL is and shall be free to render any such service or advice and shall not be required to devote full-time and attention to its obligations under this agreement, but only such amount as is reasonably necessary.


     12.  CONTROL

     Nothing contained herein shall be deemed to require any action by any Corporation contrary to law or its constituent documents or to relieve the board of directors thereof from responsibility for control of the affairs of such corporation.


     13.  OWNERSHIP  OF  FILES  AND  RECORDS

     Except as to original records or any records or files which we accept upon the understanding that they belong to you, it hereby is agreed that all files, copies of documents, correspondence or other materials which we may accumulate in connection with your representation, including copies of materials filed with any regulatory agency, shall be the property of IIL. Upon the termination of the engagement, IIL will return any property belonging to you upon your request. Copies of our files and other materials which IIL may have accumulated during our representation will be made available to Client at its expense; however, it is specifically agreed that IIL shall have the right, in its discretion, to dispose of these files at such times as it determines reasonably that such files need not be retained any longer. After such destruction, such files will no longer be available.


     14.  TERMINATION

     The term of this agreement shall begin with the complete execution hereof, and shall continue in effect for until terminated by either party in writing. Upon termination, all accrued charges shall be promptly invoiced and paid.

     15.  MISCELLANEOUS

     This agreement sets forth the entire agreement and understanding between the parties and supersedes all prior discussions, agreements and understandings, if any, of any and every kind and nature, between them. This agreement is made and shall be construed and interpreted according to the laws of the Client's place of Incorporation if that be Nevada or Texas, and if not, pursuant to the laws of the State of Nevada.


     ACCORDINGLY the parties cause this agreement to be signed by their duly authorized representative, as of the date written below.



     Intrepid  International,  Ltd.

     by


     /s/  Kirt  W.  James
          Kirt  W.  James,  President


THE ABOVE IS UNDERSTOOD AND AGREED TO and I state under the penalties of perjury that I am authorized to execute this letter agreement:

     Oasis  Entertainment's  Fourth  Movie  Project,  Inc.

Date:  4/6/98     By:/s/  Kirt  W.  James
                          Kirt  W.  James,  President

                                  Attachment 1

                   DESCRIPTION OF MISSION AND SERVICES OFFERED

                       Intrepid  International,  S.  A.
             DESCRIPTION  OF  MISSION  AND  SERVICES  OFFERED

     I.  MISSION  STATEMENT

     INTREPID INTERNATIONAL, S. A. ( the Company ) was incorporated in the Republic of Panama in 1984 to offer financial services to natural resource companies, primarily those engaged in the production of oil and gas. Following the world wide collapse of oil prices in the mid-eighties, the Company broadened the focus of its universe of support services to include a wider range of companies, with an emphasis on public companies and private companies, companies engaged in the transition from privately held to publicly held, and development stage companies, whether public or private, requiring professional business and corporate guidance. In August of 1997 the Company sought a United States Representative and entered into a relationship with a group of corporate and business specialists who, after contracting with the Company, incorporated as INTREPID INTERNATIONAL, LTD. ( Intrepid US ) to provide the required representation and agency for the Company in North America and Europe. Intrepid US is incorporated in the State of Nevada.

     Intrepid enjoys a wide range of brokerage community and financial services relationships which form the basis of its ability to introduce client companies to consultants, professionals, broker dealers and others who may be of service to client companies in pursuing the business plan and other objectives the client may have.

     Intrepid is not an investment banker, nor a broker or dealer in securities. Intrepid is a provider of technical support services to client companies.
Intrepid does not practice law or supply legal services generally, however, Intrepid's counsel may, under appropriate circumstances be available to client's counsel, where such assistance is requested and appropriate.

     Intrepid provides its services on a negotiated time/fee basis. Intrepid does not provide services for commissions based upon the success or failure of any corporate program, and Intrepid is not a fund-raiser or a source of capital financing. However, sources of capital financing exist, and Intrepid is often able to provide the introductions to suitable professionals, business brokers and securities professionals who may be able to assist an issuer in developing or executing such fund raising programs as the issuer may adopt.

     The principal focus and benefit of the services offered by Intrepid are not its client's capital formation nor fund raising activities, but the refinement of client's business plan, analysis of its corporate structure, evaluation of its current filing status and filing responsibilities, currency and accuracy of financial information and auditability or status of current and past audits and audit procedures, to assist managers in making the conceptual and procedural transitions imposed upon Officers and Directors, with respect to shareholders, shareholder rights, and maintenance of the kinds current public information necessary to position a company to consider public trading of its existing securities, and to maintain its impeccability as a publicly trading company if and when its securities are exposed to the public markets.

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

     Accordingly, the mission of Intrepid is to assist client companies in avoiding costly mistakes and pitfalls in corporate management, going public, being public, and in handling the various different relationships with professionals and the public which are appropriate, practical, efficient and cost-effective in managing a public corporation.


     II.  SERVICES  TO  ISSUERS

     Every Corporation and Issuer of Securities is unique. Its businesses, structure, aspirations status and time horizons are particular to the interest of its shareholders, and the policies of its Management. Intrepid's services may address the full spectrum of corporate situations.

     A.  PUBLIC  AND  PRIVATE  COMPANIES


     1. CLOSELY HELD PRIVATE COMPANIES are corporations, limited partnerships and limited liability companies, held by a relatively small group of shareholders, often the founders, and usually not less than two nor more than 35 shareholders. Typically, the shareholders know each other and/or some or all of the managers. Such a company may have determined to stay small and never go public. Such a company may intend to grow, and keep open the vision of expanding into public ownership at some future time. There are important considerations for mangers of this latter group, chiefly the understanding that all public companies must be auditable. This means not only that books and records be kept in an orderly and consistent manner, but that some corporate understanding the special accounting rules of Regulation SX (promulgated by the Securities and Exchange Commission) be developed and considered in connection with the acquisition of assets or the issuance of stock for property or other rights, particularly. It is also important to develop an understanding, policy, format and consistent procedure for meetings of Directors, Shareholders and maintaining proper corporate minutes, from inception and thereafter.

     2. MORE WIDELY HELD PRIVATE COMPANIES are companies whose securities do not trade on any public market, but which have a growing shareholder base no longer characterized by personal relationships between shareholders and management. Such companies may wish to remain private; however, pressure to deal with public company issues may arise, invited or not, as the shareholder base expands, the business grows in profitability, size and extent of operations and the passage of time, the passing of original shareholders and the inheritance of ownership by a family group, the need to attract new investment, the desire of original owners to retire and to develop an exist strategy for the sale of their business or ownership thereof. Going public is a series of successive headaches, best cured by knowledge of potential pitfalls and early preparation for eventualities. The best policy is always to gather information early and prepare.

     3. PUBLIC COMPANIES come in more than one distinctive status, with different corporate responsibilities and opportunities. It is essential for all issuers of any size and status to be mindful of anti-fraud and similar provisions in connection with any transaction in securities.

      (A) 15C2-11 COMPANIES are those which do not and are not required to file reports directly to the Securities an Exchange Commission, but whose securities trade over-the-counter, normally on the OTC Bulletin Board maintained by the NASD. The OTC Bulletin board is not and must not be confused with NASDAQ. The term the over the counter market was once used to refer to NASDAQ, but that reference or the use of that terminology today is inappropriate and potentially wrongful. A 15c2-11 company has not registered the issuance of its securities under the Securities Act of 1933, nor has it registered any class of its securities for trading under the Securities Exchange Act of 1934. Such a company has acquired its shareholder base by one or more private placements or limited public offerings, perhaps pursuant to Regulations A or D, or other exemption available under the 1933 Securities Act or promulgated by the Commission pursuant to the 1933 Act. 15c2-11 Companies, which do not report to SEC, must report to current information to their market makers and others with respect to a form commonly called their 15c2-11 Report . The company must be audited and the audit must be brought current at least each fiscal year, and preferably more often. Current unaudited financial statements are important between audit cycles, and changes in the business and operations of the company, significant share ownership information, and other material information must be available to the public. Failure to do so may result in de-listing, stop trading, or even liability in extreme cases.

          The OTCBB is in transition to phase in the requirement that companies be or become reporting companies.

      (B) 15(D) COMPANIES are those which have issued securities pursuant to an effective Registration Statement, under the Securities Act of 1933. While the securities of such companies do not trade on NASDAQ or any National or Regional Exchange, such companies are required to furnish Annual Reports, Quarterly Reports, and Current Reports, in the forms prescribed by the Commission. The securities of such companies may trade on the OTC Bulletin Board, or not at all. The reporting requirements are not contingent upon whether such a company is active, trading, or not. It is vital that the financial and other information be gathered at the end of each reporting cycle and that it be presented in its appropriate form and properly and propitiously filed.

      (C)  13  COMPANIES are those with securities that do trade on NASDAQ or an
Exchange, or even if not trading, which have a class of securities registered under 12(b) or 12(g) of the Securities Exchange Act of 1934. Such Issuers have extensive additional reporting requirement under 13 of the 1934 Act and Regulations promulgated with respect thereto. These companies must be concerned with reports of insider trading, and must observe special rules for calling shareholder meetings whether or not proxies are solicited, among other specific and detailed requirements.

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

      (D) THE MOST COMMON PITFALL of private companies which have become public by submission through a broker/dealer (market maker) to the NASD for permission to publish a quote on the OTC Bulletin Board is quite simply stated: once the Company is up, and conditions change, or time passes, the public information concerning the company grows stale. Companies must maintain a regular updating process, chiefly of financial information, un-audited quarterly financial statements, and an annual year-end audit. 15c2-11 Companies, which do not report to SEC, must report to current information to their market makers and others with respect to a form commonly called their 15c2-11 Report . Reporting Companies use SEC forms and file quarterly, annually. Current significant events must be disclosed promptly in any case. The company must be audited and the audit must be brought current at least each fiscal year, and preferably more often. Current unaudited financial statements are important between audit cycles, and changes in the business and operations of the company, significant share ownership information, and other material information must be available to the public. Failure to do so may result in de-listing, stop trading, or even liability in extreme cases.

     B. INTREPID OFFERS technical, clerical, and professional support for private and public issuers at each of the stages of corporate development. Its particular services are those that the particular issuer requires and requests. Intrepid has no fixed program. It can provide some or all of the appropriate services, to complement and support the skills, knowledge, experience and availabilities of corporate management.


     1. AUDIT COORDINATION. The basic and fundamental focus of responsible corporate management is the maintenance of proper financial information in auditable form. A company which is not auditable cannot go public, and may find itself unsalable even privately. A public company cannot acquire a private company or its business unless the target of acquisition is capable of being audited. Reg SX audits involve special considerations and must be conducted by auditors professionally equipped, and preferably experienced, for doing audits designed to meet the standards and possible review by NASD and/or SEC examiners. The audit is the table on which the house of cards rests. Its importance cannot be overstated. Many issuers find it useful to obtain audit coordination services, to assist them in communicating effectively with their independent auditor, and in identifying the information to be gathered for the auditor, and submitting such information in the form must useful to the auditor for efficiency and accuracy. Intrepid can provide references to any one or all of a number of experienced auditors, with special expertise in various business segments, or can assist the issuer in working with any qualified auditor of its choice. Intrepid can evaluate the adequacy of audit procedures and alert the issuer if something not considered should require attention. Intrepid does not conduct audits or instruct or control auditors or the results of any audit. Intrepid facilitates effective communication between auditor and issuer, if and as desired by its clients. Intrepid's evaluation of auditors for its clients is limited to whether the designated auditor is effectively conversant with Regulation SX, and whether the auditors experience and qualifications appear reasonably suitable for the size and scope of the audit required.
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

     2. BUSINESS PLANS AND MISSION STATEMENTS are important documents for any corporation public or private. The Mission Statement sets for the goals of the business. The Business Plan describes the business, its personnel, its operations, earnings, facilities and perhaps its projections for future years of operation based upon assumptions carefully considered. The effectiveness and credibility of these documents, for any purpose, depends upon their meeting the formal and contextual expectations of persons who read such plans regularly. Intrepid can assist any company in development of such documents to any standard the client may require. Such documents are not offering documents. They should not be confused with offers of securities or solicitations of investment. While they may be useful in connection with such activities, offering documents require special attention and must never be casually constructed or disseminated.

     3. BUSINESS VALUATION AND APPRAISALS are often useful to owners and managers of business. Intrepid can provide detailed professional evaluation and appraisals of any going concern, which meet the highest professional standards. Such appraisals may be useful for internal information, or in connection with purchase or sale of a given business. Such Valuations and Appraisals of businesses are not audits or financial statements respecting the issuer of securities and should not be confused with offers of securities or solicitations of investment. While they may be useful in connection with such activities, offering documents require special attention and must never be casually constructed or disseminated.

     4. CERTIFICATE AND TRANSFER AGENCY. Intrepid is not a Transfer Agent nor Agent for maintaining the Certificate and Transfer Records of its issuer-clients. Many small or private issuers maintain their own records and perform their own Certificate and Transfer function. When the securities of an issuer are traded publicly, or when private transactions become other than routine and rare, the company should retain the services of a bonded Certificate and Transfer Agent, for its own protection and to insure the orderly and professional handling of its Certificate and Transfer function. Intrepid can recommend such agencies from a number of reputable choices, and, whatever choice, can assist and coordinate the process by which the Agent is engaged, a certified shareholder list prepared, and Intrepid can co-ordinate communication between the issuer and its Transfer Agent, if desired by its client.

     5. LEGAL OPINIONS. Many different corporate transactions require or are facilitated by a legal opinion by an attorney. There is no reason why such opinions could not or should not be prepared by the client's own counsel or independent counsel of the client's choice. Some clients express the preference that certain legal opinions be provided or secured by Intrepid as a part of the services selected and requested by the client. Depending upon the nature of the opinion required, Intrepid's counsel may be able to provide appropriate legal opinions on the issuer's behalf of for the issuer's benefit; provided that at all times material to such participation, and to any participation, by Intrepid Counsel, it be clearly and expressly understood that Intrepid Counsel is counsel to Intrepid, and not to the Issuer, and that should the Issuer request for its own benefit that Intrepid Counsel be regarded or referred to as Special Counsel to the Issuer, it be understood and intended that any such participation be limited to the specific purposes for which Intrepid may have been retained, and

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limited  to  the  specific  tasks  requested of Intrepid which are appropriately referred to its Counsel. Intrepid Counsel shall not become or be construed to be an advisor or confidant of any client outside the scope of activities requested by the Client of Intrepid. Intrepid Counsel shall be available to consult with Client's counsel in a normal and professional manner, in furtherance of the responsibilities assigned to Intrepid by the client, or at arms length as between Intrepid and its Client.

     6. REPORTING DOCUMENTS. Intrepid, and its Counsel can assist any issuer in preparing and causing the assembly and filing of reports required of public companies, with information supplied by the issuer. Most common are Annual, Quarterly and Current Reports, for reporting companies, and Issuer Information Statements pursuant respect to form 15c2-11 with respect to non-reporting companies.

     7. OFFERINGS AND OFFERING DOCUMENTS. Any offering or solicitation of any transactions in securities requires careful conformity to law and regulation of the United States and possibly State or other local Jurisdictions. Intrepid can assist any issuer-client in the preparation of offering documents, of several varieties, and Intrepid, with the assistance of its counsel can provide information as to the apparent availability or non-availability of any form of offering, if requested by its clients. Intrepid does not conduct offering for the issuer, but assists the management of the issuer in doing so. Intrepid does not solicit investors or investment for its clients. Intrepid may provide introductions which may result in negotiations between sophisticated persons, but Intrepid does not take part in soliciting capital, other than its technical, clerical, and other specific support for management activities. It is appropriate and proper that most solicitations, if there are to by any, be conducted for the issuer through registered broker/dealers. Any activity by Intrepid in fund raising or capital formation activities by or for an issuer-client shall be limited to ministerial performance and execution of matters passed upon and directed by management.

     8. MERGERS AND ACQUISITIONS. Intrepid has considerable experience in assisting issuers engaged in merger, acquisitions or other forms of corporate reorganizations. Intrepid does not broker mergers or acquisitions. Intrepid can provide substantial assistance to issuers so engaged, with the participation of its counsel, with respect to the formal and legal requirements of tendering, calling shareholder meetings and conducting them properly, preparing minutes and certifications of shareholder meetings, whether or not proxies be requested, and executing filing requirements with respect to such transactions before and after their consummation as may be appropriate. Intrepid does not search for merger and acquisition candidates, but it is often contacted by such candidates (who are not its clients). In the event that an introduction by Intrepid results in a transaction, Intrepid will not claim or receive any finders fee or commission for such introduction, but will continue in its invariable practice of billing clients for time and effort expended at pre-agreed hourly rates.

     9. MARKET COORDINATION, SHAREHOLDER AND BROKER RELATIONS. It is the function and responsibility of each issuer to deal with relationships arising from public interest and access to its securities. The volume of calls and kinds of technical information requested may become burdensome to managements of limited size, resources or expertise. Intrepid can accept the ministerial delegation of such management functions and can participate public relations, shareholder relations, broker relations and market co-ordination; provided that such delegation shall be confined to carrying out corporate policy, and provided that information disseminated shall be authorized and directed by the issuer, and shall not include any public or private offering, solicitation or advertising, in connection with any offer or sale of securities.

     10.  STRUCTURING  DEALS. Intrepid does not structure deals for its clients.
It does present to clients its knowledge and experience commended for consideration by management in management's development of its own plans and programs. Intrepid neither recommends nor discourages any company's going public. It offers the following General Considerations for Companies Evaluating Going Public, a copy of which is provided herewith.


     III.  MANAGEMENT  OF  INTREPID

     A. INTREPID INTERNATIONAL, S.A. The officers and directors of Intrepid International, S. A. (Panama) are comprised of three individuals; Laurencio Jaen O., Teodoro F. Franco L. and Leopoldo Kennion G. All three of these individuals are Panamanian citizens and each serves as an officer and a director of the Company.

     Laurencio Jaen O., an original incorporator who has served as President and Director of the Company since its inception in 1984, resides in Panama City, Republic of Panama. He is, and has been for the past twenty five years, Vice President of Indiasa Corporation ("Indiasa"), a Panamanian corporation, which, through one of its subsidiaries, Robmar International, is involved in the manufacture and distribution of chemical products in Argentina and Brazil and which, through its former subsidiary Indiasa Aviation Corporation, was, for eight years ending in 1981, engaged in aviation consulting, the leasing, purchase and sale of aircraft, and the operation of a cargo airline, primarily in Latin America. Mr. Jaen was a founder of PAISA, Panama's international airline, served as president of the Colon Free Zone (the world s largest free trade zone), and as Director of Panama's Social Security Administration. He has also served as the President of the Panamanian Chamber of Commerce, and as a member of the Board of Presidential Advisors of the Republic of Panama.

     Teodoro F. Franco L., Secretary and a Director of the Company, has, for thirty years, been a specialist in maritime and aviation law. Mr. Franco is a partner in Franco and Franco, one of the most prestigious law firms in Panama with offices around the world. In addition to his law practice he has served as Panamanian Consul to Liverpool, England and for the past five years as

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Ambassador  to Great Britain. The firm of Franco and Franco is regarded with the highest degree of integrity and professionalism in the business and political community in Panama with its partners and several of its associates holding or having held public office. Teodoro Franco s brother and partner, Dr. Juaquin F. Franco, Jr., has held many public offices over the past four decades, most recently as the Governor of Colon Province, the state containing the Atlantic entrance to the Panama Canal and the Colon Free Zone. His nephew and associate in the firm, Juaquin F. Franco, III, has served as the Minister of Commerce and is currently a member of the House of Representatives and a candidate for President of the Republic. The firm practices maritime, aviation and commercial law and currently is the legal firm for: IBERIA (the Spanish national airline), KLM (the Dutch national airline), VIASA (the Venezuelan national airline), Aeroflot (the Russian national airline) and various smaller Latin American national airlines as well as being the registered agents for thousands of ocean going ships around the world flying the Panamanian flag. Mr. Franco brings to the Company a wealth of international legal, commercial and diplomatic experience.

     Leopoldo Kennion G., Treasurer and a Director of the Company, is, and has for twenty years, been a Certified Public Accountant specializing in international accounting and is an associate in the law firm of Franco and Franco. Mr. Kennion practices maritime, aviation and commercial accounting serving the specialized needs of the transnational clients of Franco and Franco by providing an interface between them and their auditors.

     J. Dan Sifford, Jr., is the United States Managing Director for Intrepid International, S.A. (Panama). He is fluent in the Spanish Language. His biographical information is found below.

     B. INTREPID INTERNATIONAL, LTD. The officers and directors of Intrepid International, Ltd. (Nevada) are comprised of two individuals; Kirt W. James, and J. Dan Sifford, Jr. In addition, William Stocker, Esq. serves as the United States General Counsel. All three of these individuals are U. S. citizens.

     Kirt W. James, President and Director, has a lifelong background in marketing and sales. From 1972 to 1987, Mr. James was responsible for sales and business administrative matters for Glade N. James Sales Co., Inc.; and from 1987 to 1990 Mr. James built retail markets for American International Medical Supply Co., a Public Company. In 1990 he formed and become President of HJS Financial Services, Inc., and is responsible for day to day business of the firm and consults Client's business and Product Development. During the past five years Mr. James has been involved in the valuation, sale and acquisition of numerous private businesses and planning for the entry of private corporations into the public market place for their securities.

     J. Dan Sifford, Jr., Executive Vice President, Secretary/Treasurer and Director, brings to the Company an extensive experience in Corporate management and familiarity with transnational business, particularly in Latin America. From 1970 to 1982, he was President and sole shareholder of Overseas Aviation Corporation, an all cargo airline, with operations throughout South America and Africa. He was founder, President and Chief Executive Officer of Airline of the Virgin Islands from 1982 until 1993. He served for many years as President of

Indiasa Corporation which, through one of its subsidiaries, was involved in the manufacture and distribution of chemical products in Argentina and Brazil, and which, through another subsidiary, was for eight years engaged in aviation consulting, the leasing, purchase and sale of aircraft, and the operation of a cargo airline, primarily in Latin America. In recent years he has been engaged continuously in a wide variety of business activities, including the development of new business ventures.

     William Stocker, U.S. Counsel, is an attorney with extensive experience in real estate, business law and bankruptcy litigation. During the past five years, he has restricted his practice to general corporate law and services to corporate clients, dealing with acquisitions, reorganizations and mergers involving young and emerging businesses. He was admitted to practice in California on January 13, 1969, and has been a member in good standing continuously since admission. He is also admitted to practice before the United States Supreme Court, the United States Court of Claims, the United States Court of Appeals for the Ninth Circuit, and the United States District Courts for several of the Federal Districts.

     From 1969 until 1980, Mr. Stocker was associated with Fadem, Kanner, Berger and Stocker a real property litigation firm. Following which, from about 1980 to 1984, he was Chief of Litigation for Bear, Kotob, Ruby and Gross, a general business, tax and bankruptcy firm. From 1984 through 1986, Mr. Stocker served as Chief of Litigation for the business firm of Davis, Bolt and Lee. From 1987 to the present, he has been in private corporate practice, involved in business formation, and development stage corporate securities matters, and has served as General or Special Securities Counsel to more than forty development stage issuers. From 1991 to the present, Mr. Stocker has been Counsel to Mr. James, and HJS Financial Services, Inc.

                          GENERAL  CONSIDERATIONS
                                     FOR
                     COMPANIES  EVALUATING  GOING  PUBLIC

 INTREPID INTERNATIONAL neither recommends nor discourages any company's going public. It offers the following General Considerations in order familiarize potential clients, who are not public, with the process of going public and to assist them in coming to a decision as to whether or not to go public, Intrepid would request consideration of the following information:

     THE  ADVANTAGES

Going public potentially provides an assortment of both tangible and intangible benefits, including, but not limited to the following:

INCREASED CAPITAL. When growth can no longer be financed internally or through borrowings, a public offering can provide your company with additional funds to acquire other businesses, invest in plants and equipment, expand research and development efforts, institute new marketing programs, grow inventory or retire existing debt.

IMPROVED FINANCIAL POSITION. Since an initial public offering is usually in the form of an equity security, your company will generally not incur additional debt which must be repaid. There is an immediate improvement in your company's balance sheet and your debt-to-equity ratio.

LESS DILUTION. If your company is at the stage where it is ready to go public, you may command a higher price for your securities through a public offering than through a private placement or other form of equity financing. This means that you give up less of your company to receive the same amount of funding.

ENHANCED ABILITY TO RAISE CAPITAL. As your company continues to grow, you are likely to need additional permanent financing some years down the road. If your stock performs well in the stock market, you will be able to sell additional stock on favorable terms.

LIQUIDITY AND VALUATION. Once your company goes public a market will be established for your stock. A public market make it easier for you to dispose of a portion of your interest should you want to diversify your investment portfolio or if you are ready to leave the company. And, subject to SEC regulations (see the discussion of rule 144), you may sell your stock whenever the need arises.

Some major shareholders, such as venture capital firms require liquidity in any company in which they become involved. Venture capital firms generally organize funds with an expected life of approximately five years. At the end of that period, they need to liquidate the fund. By going public, you provide the venture capitalists with the ability to sell their holdings or to hold publicly traded stock that can be distributed to their fund participants.

IMPROVED CREDIBILITY WITH SUPPLIERS AND CUSTOMERS. The simple fact that you are public makes a strong statement about your ability to pay bills and serve your customers. Prospective suppliers and customers thus feel more secure about entering into relationships with your company.

BETTER EMPLOYEE MORAL AND PRODUCTIVITY. Stock options and other incentive plans enable personnel to participate in the company's success, without increasing cash compensation. The chance to acquire stock in the company they work for also makes employees take a more long term view of the company.

PERSONAL WEALTH. Not insignificantly, a public offering can enhance your net worth. Even if you do not realize immediate profit by selling a portion of your existing stock during the initial offering, you can use publicly traded stock as collateral to secure borrowings for other investments.

     THE  DISADVANTAGES

There are also some very significant disadvantages of going public that should be weighed against the many advantages:

EXPENSE. The cost of going public, via the Initial Public Offering method is substantial, both initially and on an ongoing basis. As for the initial costs, the underwriter's commission can run as high as 10% to 14% or more of the total offering. In addition, you can incur significant out of pocket expenses, such as attorneys and accountants, for even a small offering. There are also ongoing expenses associated with periodic public reporting and other requirements.

MANAGEMENT DEMANDS. Top management must be available to shareholders, brokers, securities analysts and the press - all of whom want up to date information about company progress. Executives must also be involved in preparing written information about financial results and other company matters that must be reported to the Shareholders and the Securities and Exchange Commission.

DISCLOSURE OF INFORMATION. As a publicly held corporation, your company's operations and financial situation are open to public scrutiny. Information concerning the company, officers, directors and certain shareholders - information not ordinarily disclosed by privately held companies - is suddenly available to competitors, customers, employees and others. Information such as your company's sales, profits and the salaries and perquisites of your officers and directors must be disclosed not only when you initially go public, but also on a continuing basis thereafter.

PRESSURE TO MAINTAIN GROWTH PATTERN. There is considerable internal and external pressure to maintain the growth rate you have established. If your sales or earnings deviate from the established trend, shareholders may become apprehensive and sell their stock, driving down its price. In addition, you will have to begin reporting operating results quarterly. People will evaluate the company quarterly rather than annually. This will intensify the pressure and shorten your planning and operating horizons significantly. The pressure may tempt you to make short-term decision that could have a harmful long-term effect on the company.

LOSS OF CONTROL. If a sufficiently large portion of your stock is sold to the public, you may be threatened with the loss of control of the company. And once your company is publicly held, the potential exists for further dilution of your control through subsequent public offerings and acquisitions.


     THE  ALTERNATIVES

While Intrepid is not in the business of arranging or providing debt financing, it does realize that companies typically make use of a variety of financing options before they even consider going public. Generally speaking, these loan and investment options should be explored, and where appropriate, exploited fully before a company decides on a public offering.

The most common way to raise additional capital, of course, is to borrow. Loans can be obtained from institutions such as banks, asset-based lenders, and equipment leasing companies. The advantages of loans are that they are relatively simple to arrange and will not dilute your ownership.

Exclusive reliance on debt rather than equity can be a high-risk strategy for growth. In incurring debt, you subject your company to a firm obligation. A downturn in your business or an increase in interest rates could make it difficult to meet your payments. Many companies have faltered in this way. The risk of debt is reflected in the fact that, generally the more highly a company is leveraged the lower is its price-earnings ratio.

     EVALUATING  THE  ALTERNATIVES

Clearly, the new complexity, when added to the complexity built into the process of going public, makes for an immense challenge for the company considering going public. Never have the possibilities for missteps been greater. And never has the requirement of receiving expert advice been more important.

For all the glamour associated with going public, the fact remains that the decision to do so should be based on hard business realities. The decision depends on the answers to two basic questions:

     Have  you  exhausted  other  financing  alternatives?

     Do  the  advantages  of  going  public  outweigh  the  disadvantages?

As the owner or major shareholder of a private corporation you must weigh the advantages of going public in light of the plans and goals you have for yourself and your company. You should consider the alternatives and discuss the matter thoroughly with your attorneys, your independent accountants and other professional advisors. Going public is not an easy task.

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

     PRIVATE  PLACEMENTS

Any company, whether private or publicly held, is capable of benefiting from a private placement. If the company receiving the private placement money is private, it would need to have a plan to go public, because the exit strategy for a private placement investor is normally conversion of his private placement shares to publicly held shares. Intrepid has sources of introductions for pursuing the funding of private placements.

                             ATTORNEY DISCLOSURE AND
                         SPECIAL RELATIONSHIP AGREEMENT

                                 WILLIAM STOCKER
                                 ATTORNEY AT LAW

THIS AGREEMENT is made by and between Intrepid International, Ltd., a Nevada Corporation, (hereafter Intrepid ), and Oasis Entertainment's Fourth Movie Project, Inc. a Nevada Corporation, (hereafter Intrepid-Client ), and William Stocker, Intrepid's General Counsel, and dated April 6. In consideration of the mutual promises contained herein, and on the terms and conditions herein set forth, the parties agree as follows:

A.  SUMMARY.

     Oasis Entertainment's Fourth Movie Project, Inc. has employed Intrepid International, Ltd. to perform certain financial services to Client, some of which services are to be provided for Client, and in the Client's name, by attorneys with established and continuing relationship to Intrepid. The purpose of this agreement is to provide full written disclosure, and to define special character of both the ostensible and actual relationships between the parties.

     William Stocker is actually General Counsel of Intrepid International, Ltd.

     William Stocker will be authorized by this agreement to act as ostensible Special Securities Counsel for Oasis Entertainment's Fourth Movie Project, Inc.
 .

B.  RECITALS

     1. INTREPID RETAINER AGREEMENT. Intrepid International, Ltd. is or will be hereby retained as financial services consultants for the Intrepid-Client, pursuant to that certain Financial Services Consulting Agreement of even date herewith. Among the services contemplated to be provided by that Agreement are the services of its General Counsel William Stocker, attorney at law, as Special Securities Counsel for the Intrepid-Client.

     2. INTREPID GENERAL COUNSEL. William Stocker, attorney at law, is General Counsel to Intrepid, first and foremost and always, and this paramount status and relationship has been and is hereby fully disclosed, in connection with the Intrepid-Client's consideration of the potential services of William Stocker as Special Counsel with Limited Authority, in connection with, and only in connection with the services requested and agreed to between Intrepid and the Intrepid-Client.

     3. DEFINITION OF SPECIAL COUNSEL WITH LIMITED AUTHORITY . As used in this Attorney Disclosure Agreement, this expression shall have the following meaning, consistently and without exception: Intrepid General Counsel is authorized, where appropriate to employ the designation Special Counsel or Special Securities Counsel for the Intrepid-Client, in connection with, and only in connection with services to and for the Intrepid-Client requested by the Intrepid-Client to be performed by Intrepid pursuant to the Financial Services

Consulting Agreement of even date herewith. Intrepid General Counsel, as between such Counsel and the Intrepid-Client, is not Intrepid-Client's Counsel, nor counsel to the Intrepid-Client generally, or in any other manner than specified in this definition. Special Counsel will not take action which is not authorized by the Intrepid-Client nor represent to any person any general authority to speak for or bind the Intrepid-Client in any manner.

     4.  INTREPID-CLIENT'S  RIGHT  TO  DECLINE  THE  RELATIONSHIP.  The
Intrepid-Client has been informed, and is informed hereby, that the Intrepid-Client is not required to join in the special relationship disclosed and defined herein. Intrepid-Client may employ or require its own counsel or independent counsel for any and all purposes at its expense and in addition to its obligations to Intrepid. The Intrepid-Client is advised to retain its own counsel, as appropriate, to review and advise the Intrepid-Client as to any matter arising from its relationship to Intrepid or Intrepid's Counsel.

     5. MANAGEMENT'S PREFERENCE. It is the desire of sophisticated management that the unnecessary expense of cumulative counsel with respect to purely technical matters is not warranted, necessary or appropriate, with respect to the limited authority and scope of the Special Counsel relationship, as defined, and that no conflict of interest exists or is likely to arise from the strict and precise observance of that relationship as defined. Accordingly management understands, accepts and affirmatively requests such an arrangement.


C.  SPECIAL  COUNSEL  AGREEMENT

     1. SPECIAL COUNSEL. The Intrepid-Client and Intrepid Counsel hereby agree and adopt that special technical relationship of Special Counsel with Limited Authority as defined hereinabove, for the sole and separate purpose of allowing Intrepid Counsel to perform services appropriate to the services of Intrepid requested by the Intrepid-Client.

     2. BILLINGS. Special Counsel (Intrepid's Counsel) shall invoice and bill applicable time and services to Intrepid, separately with respect to matters applicable to this Intrepid-Client. Time shall be billable at $300.00/hr, and such incidental secretarial services shall be billable at $100.00/hr, as may be reasonably and necessarily performed by its secretary. Additional services may be performed by subcontractor attorneys, subject to arrangements approved by the Intrepid-Client in advance. Intrepid shall be responsible, as between Intrepid and its counsel, for the compensation and discharge of its Counsel's billings. Intrepid shall include Counsel's segregated billings along with its own, and, as between Intrepid and the Intrepid-Client, the Intrepid-Client shall be responsible to Intrepid for the total of its own and Counsel's billings. Certain special minimum fixed fees shall apply to Legal Opinions: (a) Opinions for the Issuance of free trading stock, $2,500.00; Opinions to remove restriction on issued restricted securities; $2,000.00; Opinions to issue restricted securities, as defined in Rule 144(a), $1,000.00.

     3.  TERMINATION.     The terms of this agreement may be terminate by either
Intrepid-Client or Special Counsel at any time upon written or other reasonable notice to the other.

     4. MISCELLANEOUS This agreement sets forth the entire agreement and understanding between the parties and supersedes all prior discussions, agreements and understandings, if any, of any and every kind and nature, between them. This agreement is made and shall be construed and interpreted according to the laws of the Intrepid-Client's place of Incorporation if that be Nevada or Texas, and if not, pursuant to the laws of the State of Nevada.

     ACCORDINGLY the parties cause this agreement to be signed by their duly authorized representative, as of the date written below.

Intrepid  International,  Ltd.

by


/s/  Kirt  W.  James           /s/  William  Stocker
Kirt  W.  James,  President     William  Stocker
                               attorney  at  law


THE ABOVE IS UNDERSTOOD AND AGREED TO and I state under the penalties of perjury that I am authorized to execute this letter agreement:

     Oasis  Entertainment's  Fourth  Movie  Project,  Inc.


Date:   April  6,  1998     By:/s/  Kirt  W.  James
                               Kirt  W.  James,  President

                             ATTORNEY DISCLOSURE AND

                         SPECIAL RELATIONSHIP AGREEMENT

                                 WILLIAM STOCKER
                                 ATTORNEY AT LAW

THIS AGREEMENT is made by and between Intrepid International, Ltd., a Nevada Corporation, (hereafter Intrepid ), and Oasis Entertainment's Fourth Movie Project, Inc. a Nevada Corporation, (hereafter Intrepid-Client ), and William Stocker, Intrepid's General Counsel, and dated April 6. In consideration of the mutual promises contained herein, and on the terms and conditions herein set forth, the parties agree as follows:


     A.  SUMMARY.

     Oasis Entertainment's Fourth Movie Project, Inc. has employed Intrepid International, Ltd. to perform certain financial services to Client, some of which services are to be provided for Client, and in the Client's name, by attorneys with established and continuing relationship to Intrepid. The purpose of this agreement is to provide full written disclosure, and to define the special character of both the ostensible and actual relationships between the parties.

     William Stocker is actually General Counsel of Intrepid International, Ltd.

     William Stocker will be authorized by this agreement to act as ostensible General Counsel for Oasis Entertainment's Fourth Movie Project, Inc. for a limited time and with limited authority.


     B.  RECITALS


     1. INTREPID RETAINER AGREEMENT. Intrepid International, Ltd. is or will be hereby retained as financial services consultants for the Intrepid-Client, pursuant to that certain Financial Services Consulting Agreement of even date herewith. Among the services contemplated to be provided by that Agreement are the continuing services of its General Counsel William Stocker, attorney at law, as Counsel for the Intrepid-Client.

     2. INTREPID GENERAL COUNSEL. William Stocker, attorney at law, is General Counsel to Intrepid, first and foremost and always, and this paramount status and relationship has been and is hereby fully disclosed, in connection with the Intrepid-Client's consideration of the potential continuing services of William Stocker as General Counsel with Limited Authority, in connection with, and only in connection with the services requested and agreed to between Intrepid and the Intrepid-Client, for an agreed transitional period of 60 days.

     3. DEFINITION OF GENERAL COUNSEL WITH LIMITED AUTHORITY . As used in this Attorney Disclosure Agreement, this expression shall have the following meaning, consistently and without exception: Intrepid General Counsel is authorized, where appropriate to employ the designation General Counsel or Corporate Counsel for the Intrepid-Client, in connection with, and only in connection with services to and for the Intrepid-Client requested by the Intrepid-Client to be performed by Intrepid pursuant to the Financial Services Consulting Agreement of even date herewith. Intrepid General Counsel, acting as Ostensible General Counsel for Intrepid Client shall focus primarily on reorganizational and transitional matters. Intrepid Counsel acting as General Counsel to the Client will not take action which is not authorized by the Intrepid-Client and Intrepid Jointly, nor represent to any person any general authority to speak for or bind the Intrepid-Client in any manner not approved by Intrepid-Client and Intrepid Jointly. This relationship is intended to exist for 60 days, unless extended by the parties.

     4.  INTREPID-CLIENT'S  RIGHT  TO  DECLINE  THE  RELATIONSHIP.  The
Intrepid-Client has been informed, and is informed hereby, that the Intrepid-Client is not required to join in the special relationship disclosed and defined herein. Intrepid-Client may employ or require its own counsel or independent counsel for any and all purposes at its expense and in addition to its obligations to Intrepid. The Intrepid-Client is advised to retain its own counsel, as appropriate, to review and advise the Intrepid-Client as to any matter arising from its relationship to Intrepid or Intrepid's Counsel.

     5. MANAGEMENT'S PREFERENCE. It is the desire of sophisticated management that the unnecessary expense of cumulative counsel with respect to purely technical matters is not warranted, necessary or appropriate, with respect to the limited authority and scope of the Ostensible Counsel relationship, as defined, and that no conflict of interest exists or is likely to arise from the strict and precise observance of that relationship as defined. Accordingly management understands, accepts and affirmatively requests such an arrangement.

     A.  OSTENSIBLE  GENERAL  COUNSEL  AGREEMENT


     1. OSTENSIBLE COUNSEL. The Intrepid-Client and Intrepid Counsel hereby agree and adopt that special technical relationship of Ostensible General Counsel with Limited Authority as defined hereinabove, for the sole and separate purpose of allowing Intrepid Counsel to perform services appropriate to the services of Intrepid requested by the Intrepid-Client.

     2. BILLINGS. Special Counsel (Intrepid's Counsel) shall invoice and bill applicable time and services to Intrepid, separately with respect to matters applicable to this Intrepid-Client. Time shall be billable at $300.00/hr, and such incidental secretarial services shall be billable at $100.00/hr, as may be reasonably and necessarily performed by its secretary. Additional services may be performed by subcontractor attorneys, subject to arrangements approved by the Intrepid-Client in advance. Intrepid shall be responsible, as between Intrepid and its counsel, for the compensation and discharge of its Counsel's billings. Intrepid shall include Counsel's segregated billings along with its own, and, as between Intrepid and the Intrepid-Client, the Intrepid-Client shall be responsible to Intrepid for the total of its own and Counsel's billings.

     3.  TERMINATION.     The terms of this agreement may be terminate by either
Intrepid-Client or by Ostensible at any time upon written or other reasonable notice to the other.

     4. MISCELLANEOUS This agreement sets forth the entire agreement and understanding between the parties and supersedes all prior discussions, agreements and understandings, if any, of any and every kind and nature, between them. This agreement is made and shall be construed and interpreted according to the laws of the Intrepid-Client's place of Incorporation if that be Nevada or Texas, and if not, pursuant to the laws of the State of Nevada.

     ACCORDINGLY the parties cause this agreement to be signed by their duly authorized representative, as of the date written below.

Intrepid  International,  Ltd.

by

/s/  Kirt  W.  James            /s/  William  Stocker
Kirt  W.  James,  President     William  Stocker
                                attorney  at  law


THE ABOVE IS UNDERSTOOD AND AGREED TO and I state under the penalties of perjury that I am authorized to execute this letter agreement:

     Oasis  Entertainment's  Fourth  Movie  Project,  Inc.

Date:  April  6,  1998     By:/s/  Kirt  W.  James
                                   Kirt  W.  James,  President

                             ATTORNEY DISCLOSURE AND
                         SPECIAL RELATIONSHIP AGREEMENT

                                KARL E. RODRIGUEZ
                                 ATTORNEY AT LAW

THIS AGREEMENT is made by and between Intrepid International, Ltd., a Nevada Corporation, (hereafter Intrepid ), and Oasis Entertainment's Fourth Movie Project, Inc. a Nevada Corporation, (hereafter Intrepid-Client ), and Karl E. Rodriguez, Exim International, Inc.'s General Counsel, and dated April 6. In consideration of the mutual promises contained herein, and on the terms and conditions herein set forth, the parties agree as follows:


     A.  SUMMARY.

     Oasis Entertainment's Fourth Movie Project, Inc. has employed Intrepid International, Ltd. to perform certain financial services to Client, some of which services are to be provided for Client, and in the Client's name, by attorneys with established and continuing relationship to Intrepid. The purpose of this agreement is to provide full written disclosure, and to define special character of both the ostensible and actual relationships between the parties.

     Karl  E.  Rodriguez is actually General Counsel of Exim International, Inc.

     Karl E. Rodriguez will be authorized by this agreement to act as ostensible Special Transactional Counsel for Oasis Entertainment's Fourth Movie Project, Inc. .


     A.  RECITALS

     1. INTREPID RETAINER AGREEMENT. Intrepid International, Ltd. is or will be hereby retained as financial services consultants for the Intrepid-Client, pursuant to that certain Financial Services Consulting Agreement of even date herewith. Among the services contemplated to be provided by that Agreement are the services of Karl E. Rodriguez, attorney at law, as Special Transactional Counsel for the Intrepid-Client.

     2. EXIM INTERNATIONAL, INC., is a financial consulting firm, not a broker, dealer or registered investment advisor, a principal consultant to Intrepid International, Ltd.

     3. EXIM GENERAL COUNSEL. Karl E. Rodriguez, attorney at law, is General Counsel to Intrepid's Consultant, Exim International, Inc., first and foremost and always, and this paramount status and relationship has been and is hereby fully disclosed, in connection with the Intrepid-Client's consideration of the potential services of Karl E. Rodriguez as Special Counsel with Limited
Authority,  in  connection  with,  and  only  in  connection  with  the services requested  and  agreed  to  between  Intrepid  and  the  Intrepid-Client.
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     4.  DEFINITION OF  SPECIAL COUNSEL WITH LIMITED AUTHORITY . As used in this
Attorney Disclosure Agreement, this expression shall have the following meaning, consistently and without exception: Exim General Counsel Karl E. Rodriguez is authorized, where appropriate to employ the designation Special Counsel or Special Transactional Counsel for the Intrepid-Client, in connection with, and only in connection with services to and for the Intrepid-Client requested by the Intrepid-Client to be performed by Intrepid pursuant to the Financial Services Consulting Agreement of even date herewith. Exim General Counsel, Karl E. Rodriguez as between such Counsel and the Intrepid-Client, is not Intrepid-Client's Counsel, nor counsel to the Intrepid-Client generally, or in any other manner than specified in this definition. Special Counsel will not take action which is not authorized by the Intrepid-Client nor represent to any person any general authority to speak for or bind the Intrepid-Client in any manner.

     5.  INTREPID-CLIENT'S  RIGHT  TO  DECLINE  THE  RELATIONSHIP.  The
Intrepid-Client has been informed, and is informed hereby, that the Intrepid-Client is not required to join in the special relationship disclosed and defined herein. Intrepid-Client may employ or require its own counsel or independent counsel for any and all purposes at its expense and in addition to its obligations to Intrepid. The Intrepid-Client is advised to retain its own counsel, as it may deem appropriate, to review and advise the Intrepid-Client as to any matter arising from its relationship to Intrepid or Exim's Counsel.

     6. MANAGEMENT'S PREFERENCE. It is the desire of sophisticated management that the unnecessary expense of cumulative counsel with respect to purely technical matters is not warranted, necessary or appropriate, with respect to the limited authority and scope of the Special Counsel relationship, as defined, and that no conflict of interest exists or is likely to arise from the strict and precise observance of that relationship as defined. Accordingly management understands, accepts and affirmatively requests such an arrangement.

     B.  SPECIAL  COUNSEL  AGREEMENT

     1. SPECIAL COUNSEL. The Intrepid-Client and Intrepid Counsel hereby agree and adopt that special technical relationship of Special Counsel with Limited Authority as defined hereinabove, for the sole and separate purpose of allowing Intrepid Counsel to perform services appropriate to the services of Intrepid requested by the Intrepid-Client.

     2. BILLINGS. Special Counsel (Exim's Counsel) shall invoice and bill applicable time and services to Intrepid, separately with respect to matters applicable to this Intrepid-Client. Time shall be billable at $300.00/hr, and such incidental secretarial services shall be billable at $100.00/hr, as may be reasonably and necessarily performed by its secretary. Additional services may be performed by subcontractor attorneys, subject to arrangements approved by the Intrepid-Client in advance. Intrepid shall be responsible, as between Intrepid and its counsel, for the compensation and discharge of its Counsel's billings. Intrepid shall include Counsel's segregated billings along with its own, and, as between Intrepid and the Intrepid-Client, the Intrepid-Client shall be responsible to Intrepid for the total of its own and Counsel's billings. Certain special minimum fixed fees shall apply to Legal Opinions: (a) Opinions for the Issuance of free trading stock, $2,500.00; Opinions to remove restriction on

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issued  restricted  securities;  $2,000.00;  Opinions  to  issue  restricted securities,  as  defined  in  Rule  144(a),  $1,000.00.

     3.  TERMINATION.     The terms of this agreement may be terminate by either
Intrepid-Client or Special Counsel at any time upon written or other reasonable notice to the other.

     4. MISCELLANEOUS This agreement sets forth the entire agreement and understanding between the parties and supersedes all prior discussions, agreements and understandings, if any, of any and every kind and nature, between them. This agreement is made and shall be construed and interpreted according to the laws of the Intrepid-Client's place of Incorporation if that be Nevada or Texas, and if not, pursuant to the laws of the State of Nevada.

     ACCORDINGLY the parties cause this agreement to be signed by their duly authorized representative, as of the date written below.

Intrepid  International,  Ltd.

by

/s/  Kirt  W.  James            /s/  Karl  E.  Rodriguez
Kirt  W.  James,  President     Karl  E.  Rodriguez
                                attorney  at  law

THE ABOVE IS UNDERSTOOD AND AGREED TO and I state under the penalties of perjury that I am authorized to execute this letter agreement:

     Oasis  Entertainment's  Fourth  Movie  Project,  Inc.


Date:    April  6,  1998     By:/s/  Kirt  W.  James
                                Kirt  W.  James,  President

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